UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Grifols, S.A.

Half-Year 2025 Results

Grifols increases its revenues by 7% to EUR 3,677m and boosts its net profit to EUR 177m

•	Revenues reached EUR 3,677 million up 7.0% at constant currency (cc1), driven by the solid performance of the Biopharma segment, which recorded 8.2% growth at constant currency

•	Adjusted EBITDA increased to EUR 876 million, which represents a 12.7% cc growth and 23.8% margin

•	Group net profit increased to EUR 177 million, close to 4x the figure reported in H1 2024

•	Free cash flow[2] before M&A improved by EUR 182 million year on year

•	Leverage ratio[3] decreased to 4.2x, with liquidity standing at EUR 1.4 billion[4]

•	On track to launch Fibrinogen in Europe in the fourth quarter of 2025 and in the first half of 2026 in the U.S., following FDA approval

•	Reinstated a dividend payment of EUR 0.15 per share, reflecting the company’s commitment to shareholder returns

•	Reaffirmed guidance for 2025[5], with improved guidance for FCF pre-M&A to EUR 375-425 million

Barcelona, Spain – July 29, 2025 – Grifols (MCE:GRF, MCE:GRF.P, NASDAQ:GRFS), a global healthcare company and leader in plasma-derived medicines, today announced results for the first half of 2025, driven by a second quarter marked by continued improvements across key operational and financial metrics. These results reflect the ongoing execution of Grifols’ Value Creation Plan.

Revenues for the first half of the year grew by 7.0% cc to EUR 3,677 million, driven by the performance of the Biopharma business, which increased by 8.2% cc. Adjusted EBITDA reached EUR 876 million, up by 12.7% cc year-over-year, representing a 23.8% margin, supported by product mix, continuous improvement initiatives and operational leverage. Net profit surged to EUR 177 million, reflecting a 387.6% increase compared to the same period of 2024.

Free cash flow pre-M&A significantly improved to positive EUR 30 million in the second quarter, resulting in minus EUR 14 million for the first half of the year. This represents a EUR 182 million year-over-year improvement, mainly driven by EBITDA growth, working capital management and reduced interest costs.

Grifols further strengthened its financial position, reducing its leverage ratio to 4.2x, down from 4.5x in the previous quarter and 5.5x in the first half of 2024, with a liquidity position of EUR 1.4 billion. The company remains focused on continuing to improve its credit profile.

[1]	Operating or constant currency (cc) excludes changes rate variations reported in the period.

[2]	Free Cash Flow includes cash from operating activities + cash flow from investing activities, both as per International Financial Reporting Standards (IFRS), and excludes lease payments.

[3]	Defined as per the Credit Agreement.

[4]	Cash and cash equivalents of €559m + unused credit facilities €1,251m - unused RCF facilities maturing in Nov 2025 c€396m.

[5]	Please refer to 2025 Guidance on page 38 of the Capital Markets Day Presentation (27 Feb 2025).

As part of its capital allocation framework, Grifols successfully completed the delisting of Biotest from the Frankfurt Stock Exchange and increased its equity stake to 80.32%. This transaction, with a total cost of EUR 108 million, was fully funded through available financial resources.

The company declared a EUR 0.15 per share dividend payment supported by continued underlying earnings and free cash flow generation momentum. This reflects the company’s strong commitment to shareholder returns.

Nacho Abia, CEO of Grifols, said: “The company’s strong performance in the first six months of 2025 reflects the solid execution of our Value Creation Plan. The momentum of the business is clear: in a context of strong underlying demand, we continue to capitalize on the strength of our Biopharma business unit while advancing on key priorities.”

Nacho Abia added: “While the value creation will ultimately benefit our shareholders, we continue to be fully committed to developing solutions that address patients’ needs - a priority that has defined Grifols for more than 116 years.”

Rahul Srinivasan, CFO of Grifols, said: “The company's strong first-half performance underscores both the attractive fundamentals and resilience of our business. We remain resolutely focused on leveraging the strengths of our business model and disciplined execution, capitalizing on our underlying momentum and operational focus to deliver on our deleveraging and free cash-flow generation priorities, whilst reinforcing the strong confidence in the company’s long-term value.”

On the exposure and potential impact of trade tariffs, the company is well-prepared, thanks to a locally operated and vertically integrated business model. Since its international expansion over 30 years ago, Grifols has invested consistently in a global network of donation, processing, and distribution centers for plasma-derived medicines, allowing it to operate locally in the United States, Europe, Egypt, and Canada. The integration minimizes the need for imports and/or exports within the U.S. market and also strengthens its flexible and resilient structure in the face of regulatory changes or new tariffs.

Biopharma drives strong growth in the first half of 2025

Biopharma revenue grew by 8.2% cc, led by continued momentum in the immunoglobulin (IG) franchise, while Alpha-1 continued to gain traction. Specifically, IG revenues rose by 12.5% cc, with strong growth in both its intravenous form (IVIG), which outpaced market growth, and subcutaneous form (SCIG), which delivered 66% cc in the first part of 2025. Grifols continues to consolidate its leadership in key indications such as primary and secondary immunodeficiencies and CIDP.

Albumin posted sequential improvement in Q2 2025, following license renewal in China. The 1.3% cc growth in this quarter resulted in a first half performance of minus 3.7% cc.

Revenues from Alpha-1 and Specialty proteins continued to perform positively, growing 4.8% cc in the first half of the year. Alpha-1 continues to benefit from the company’s leading 70% global market share. As part of this protein’s commercial growth strategy, the SPARTA study and the subcutaneous formulation trial for Alpha-1 are progressing as planned.

Grifols maintains its plan to launch fibrinogen in Europe in the fourth quarter of 2025 and in the United States in the first half of 2026, following FDA approval.

Diagnostic business maintains positive momentum

Diagnostic revenues reached EUR 332 million, an increase of 2.8% cc, driven by Molecular Donor Screening (MDS) across EMEA and Asia-Pacific, as well as solid performance in Blood Typing Solutions (BTS) in key countries. Noteworthy is the FDA approval to begin manufacturing Gel Cards and reagent Red Blood Cells at Grifols’ San Diego facility.

Grifols reaffirms 2025 guidance and improves the Free Cash Flow pre-M&A guidance

As Grifols enters the second half of 2025 with strong underlying momentum across its core businesses, the company reaffirms its 2025 guidance shared during its Capital Markets Day on February 27, 2025, and improves the guidance for Free Cash Flow pre-M&A guidance to EUR 375-425 million.

While the recent depreciation of the U.S. dollar presents a headwind to reported Revenue and EBITDA in the second half, the impact on Group Profit, leverage and Free Cash Flow pre-M&A is expected to be broadly neutral. The Group expects to largely mitigate this headwind through a combination of the benefit of underlying business momentum and targeted cost levers.

Alternative Performance Measures (APMs)

This document contains the following Alternative Performance Measures (APMs): Consolidated EBITDA Reported, Consolidated EBITDA Adjusted, Leverage Ratio as per the Credit Facility, Net Debt as per the Credit Facility, Free Cash Flow, Working Capital, and non-recurring items. For further details on the definition, explanation on the use, and reconciliation of APMs, please see the Appendix of the Presentation as well as the “Alternative Performance Measures” document from Grifols website www.grifols.com/en/investors.

CONFERENCE CALL

Grifols will host a conference call today, July 29, 2025, at 6:30pm CET/12:30pm EST to provide review of the company’s business results for the second quarter of 2025. To view and listen to the webcast and view the presentation, click on Q2 2025 Results or visit the website www.grifols.com/en/investors. Participants are advised to register in advance of the conference call.

Media:

Grifols Press Office

media@grifols.com

+34 93 571 00 02

Investors:

Investor Relations & Sustainability

inversores@grifols.com - investors@grifols.com

sostenibilidad@grifols.com - sustainability@grifols.com

+34 93 571 02 21

About Grifols

Grifols is a global healthcare company founded in Barcelona in 1909 committed to improving the health and well-being of people around the world. A leader in essential plasma-derived medicines and transfusion medicine, the company develops, produces, and provides innovative healthcare services and solutions in more than 110 countries.

Patient needs and Grifols’ ever-growing knowledge of many chronic, rare and prevalent conditions, at times life-threatening, drive the company’s innovation in both plasma and other biopharmaceuticals to enhance quality of life. Grifols is focused on treating conditions across four main therapeutic areas: immunology, infectious diseases, pulmonology and critical care.

A pioneer in the plasma industry, Grifols continues to grow its network of donation centers, the world’s largest with close to 400 across North America, Europe, Africa and the Middle East, and China.

As a recognized leader in transfusion medicine, Grifols offers a comprehensive portfolio of solutions designed to enhance safety from donation to transfusion, in addition to clinical diagnostic technologies. It provides high-quality biological supplies for life-science research, clinical trials, and for manufacturing pharmaceutical and diagnostic products. The company also supplies tools, information and services that enable hospitals, pharmacies and healthcare professionals to efficiently deliver expert medical care. Grifols, with more than 23,800 employees in more than 30 countries and regions, is committed to a sustainable business model that sets the standard for continuous innovation, quality, safety, and ethical leadership.

In 2023, Grifols’ economic impact in its core countries of operation was EUR 9.6 billion. The company also generated 193,000 jobs, including indirect and induced.

The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE:GRF). Grifols non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the U.S. NASDAQ through ADRs (NASDAQ:GRFS). For more information about Grifols, please visit www.grifols.com.

Legal Disclaimer

The facts and figures contained in this report that do not refer to historical data are ‘projections and future hypotheses’. Words and expressions such as ‘believe’, ‘expect’, ‘anticipate’, ‘predict’, ‘hope’, ‘intend’, ‘should’, ‘will try to achieve’, ‘is estimated’, ‘future’ and similar expressions, insofar as they refer to the Grifols group, are used to identify future projections and hypotheses. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a series of factors that mean that the real results may be materially different. The future results of the Grifols group could be affected by events related to its own activities, such as shortages of supplies of raw materials for the manufacture of its products, the appearance on the market of competing products, or changes in the regulatory framework of the markets in which it operates, among others. At the date of preparation of this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. assumes no obligation to publicly report, revise or update the projections or future hypotheses to adapt them to facts or circumstances after the date of writing of this report, except when expressly required by applicable legislation. This document does not constitute an offer or invitation to purchase or subscribe shares in accordance with the provisions of Law 6/2023, of 17 March, on the Securities Markets and Investment Services, and any regulations implementing said legislation. Furthermore, this document does not constitute an offer to purchase, sell or exchange, or a solicitation of an offer to purchase, sell or exchange any securities, or a solicitation of any vote or approval in any other jurisdiction. The information contained in this document has not been verified or revised by the external auditors of the Grifols group.

Q2 2025 Results - 1 - Q2 2025 Results July 29, 2025

Q2 2025 Results - 2 - Legal Disclaimer Important Information This presentation does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC, the Spanish Securities Market and Investment Services Law (Law 6/2023, of 17 March, as amended and restated from time to time) and its implementing regulations. In addition, this document does not constitute an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, nor a request for any vote or approval in any other jurisdiction. This information has not been audited. Forward-Looking Statements This presentation contains forward-looking information and statements about Grifols based on current assumptions and forecast made by Grifols management, including pro forma figures, estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expected”, “potential”, “estimates” and similar expressions. Although Grifols believes that the expectations reflected in such forward-looking statements are reasonable, various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Company and the estimates given here. These factors include those discussed in our public reports filed with the Comisión Nacional del Mercado de Valores and the Securities and Exchange Commission, which are accessible to the public. The Company assumes no liability whatsoever to update these forward-looking statements or conform them to future events or developments. Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Grifols. Alternative Performance Measures (APMs) This document and any related conference call or webcast (including a Q&A session) contain, in addition to the financial information prepared in accordance with IFRS, alternative performance measures (‘APMs’) as defined in the guidelines issued by the European Securities and Markets Authority (‘ESMA’) on October 5, 2015. APMs are used by Grifols’ management to evaluate the group’s financial performance, cash flows or financial position in making operational and strategic decisions for the group and therefore are useful information for investors and other stakeholders. Certain key APMs form part of executive directors, management and employees’ remuneration targets. APMs are prepared on a consistent basis for the periods presented in this document. They should be considered in addition to IFRS measurements, may differ to definitions given by regulatory bodies relevant to the group and to similarly titled measures presented by other companies. They have not been audited, reviewed or verified by the external auditor of Grifols. For further details on the definition, explanation on the use, and reconciliation of APMs, please see the appendix as well as the “Alternative performance measures” document from our website www.grifols.com/en/investors.

Q2 2025 Results - 3 - Agenda 01 02 03 04 Business Review Financials Final Remarks Annex Nacho Abia Chief Executive Officer (CEO) Rahul Srinivasan Chief Financial Officer (CFO) Q2 2025 Results - 3 -

Q2 2025 Results - 4 - Nacho Abia Chief Executive Officer (CEO) Q2’25 Results Strong Performance Driven by A Clear Focus on Execution Q2 2025 Results - 4 -

Business Performance | Financials | Final Remarks | Annex

Continued Execution in Q2 Supporting Strong First-Half Performance

H1'25	*H1'25 vs H1'24*
€3,677m Revenue	**+7.0%cc[1]** (+10.1%cc LFL[2])
€876m EBITDA Adj.	**+12.7%cc** (+20.1%cc LFL)
-€14m Free Cash Flow (pre-M&A)[3]	**+€182m**
4.2x Leverage ratio[4]	**-0.4x** vs. FY24

- Executing on our **Value Creation Plan** driving **strong performance** across all key financial metrics
- **Strong business momentum** on the back of **robust underlying demand, even after absorbing the IRA impact.**
  Structurally well-positioned to navigate uncertainty from potential **tariffs impact**
- **Continuous improvement** initiatives supporting **margin expansion**
- Generating **free cash flow** and **deleveraging**
- Delivering on **innovation milestones**
- Executing on **capital allocation framework** including the reinstatement of dividends with €0.15 per share interim dividend

All figures are presented on a consolidated basis
[1] Constant currency (cc), excluding exchange rate fluctuations over the period. See Annex for reconciliations.;
[2] Like For Like (LFL) excludes the impact of Inflation Reduction Act (IRA) and Fee-For-Service / GPO reclassification.
[3] FCF definition and reconciliation to the Cash Flow Statement in slide 34 in the Annex.
[4] Leverage ratio defined as per the Credit Agreement in slide 31 in the Annex.

Q2 2025 Results - 5 - GRIFOLS

Business Performance | Financials | Final Remarks | Annex

Value Creation Plan Execution Delivering Results

Levers

Commercial growth

Leveraging strong momentum of key proteins

+8.2% cc

Biopharma growth (H1'25 vs H1'24)

Margin expansion
(even despite IRA impact)

Driving efficiencies through plasma and mfg. yield improvements

+80bps **(+171bps LFL)**

EBITDA Adj margin (H1'25 vs H1'24)

Pipeline execution

Delivering on our innovation milestones

Q4'25

Fibrinogen EU launch

Enablers

Plasma supply & industrial footprint

Vertically integrated value chain in the US and Europe, complemented by **strategic hubs** and **partnerships ex-US**, providing **valuable optionality** and **demonstrating resilience** amidst a dynamic market backdrop

Innovation

Driving clinical trials traction across **life cycle management** (LCM) and **new products** and **indications** for core proteins

Q2 2025 Results - 6 - GRIFOLS

Business Performance: **Commercial growth** | Margin expansion | Innovation

Commercial Execution Fuels Biopharma Performance Offsetting IRA

Strong growth driven by key proteins

Base indexed to LTM Q2'24 (Revenue growth at cc)


LTM Q2'24
LTM Q3'24
LTM Q4'24
LTM Q1'25
LTM Q2'25
+10%
SCIG +60%
IVIG +12%
+1%
+7%

	Milestones	Performance	
Biopharma		**+8.2%** H1'25	**+9.6%** Q2'25
IG	• Strong momentum with leading brands • Growing ahead of market • Accelerating SCIG	**+12.5%** H1'25	**+12.0%** Q2'25
Albumin	• Resumption of China shipments in Q2 after license renewal in Q1 • Leveraging strategic local partnership to navigate China market • First Canadian-made vials of albumin	**-3.7%** H1'25	**+1.3%** Q2'25
Alpha-1 and specialty proteins	• Solid performance across Alpha-1, rabies and other specialty proteins	**+4.8%** H1'25	**+8.6%** Q2'25

Note: All figures are presented on a consolidated basis, and at constant currency (cc), excluding exchange rate fluctuations over the period.

Q2 2025 Results - 7 - GRIFOLS

Q2 2025 Results - 8 - Margin Expansion Driven by Continuous Improvement Initiatives Commercial growth Margin expansion Innovation Continuous optimization of plasma supply Achieved 60% individualized nomogram implementation in U.S. centers Higher IVIG manufacturing yield from operational excellence Ongoing efficiency improvements resulting in reduction in donation time Kicked-off 2 nd nomogram wave to reach 100% adoption by 2026 On track to deliver double-digit growth in volume per center Business Performance:

Q2 2025 Results - 9 - Gamunex in SID Phase 3 IND submission Giga 564 Oncology Phase 1B (dose expansion): 1st patient enrolled Delivering on our Pipeline Milestones with New Indications and Progress in Life Cycle Management IgG (Flebo) in Dry Eye Disease Phase 2 IND submission Xembify in CIDP Phase 3 IND submission Gamunex-C in Bags FDA submission Alpha-1 SubQ 15% Phase 1/2 topline results Fibrinogen Congenital & Acquired Deficiency EU approval Giga 2339 HBV Complete 25% patient enrollment On track On track On track Plasma In addition to plasma H1 2025 H2 2025 Commercial growth Margin expansion Innovation Completed Completed Completed Innovation milestone targets by… Completed Completed Business Performance:

Business Performance | Financials | Final Remarks | Annex

Advancing Diagnostic to Reinforce Market Position and Profitability

Strong growth driven by key business segments		Milestones	Performance *(H1'25)*
Diagnostic		• High-margin complementary business • Significant EBITDA contribution • High cash flow generation	**+2.8% cc[1]**
Blood Typing Solutions	• Strengthening presence in core markets • Focus on increasing profitability	FDA approval to start GelCards and Red Blood Cells' production in the USA San Diego site • Absorb continued growth and respond to needs • Strategically broaden and diversify footprint	**+7.1% cc**
Donor Screening (Molecular)	• Sustaining leadership position • Developing Next Generation MDS	Strategic alliance with Inpeco • Focused on providing full automation solutions • Lead-in to develop the "lab of the future"	**+2.2% cc**
Donor Screening (Immunoassay)	• Developing new immunoassay technology for blood and plasma screening	• On track with the ISARD platform development to be launched by 2029-30	**+8.1% cc[2]**

All figures are presented on a consolidated basis
[1] Constant currency (cc), excluding exchange rate fluctuations over the period. See Annex for reconciliations.; [2] Positively impacted by the timing of true up of royalties

Q2 2025 Results - 10 - GRIFOLS

Q2 2025 Results - 11 - Strong Q2 Supporting a Record H1 Performance Rahul Srinivasan Chief Financial Officer (CFO)

Business Performance | **Financials** | Final Remarks | Annex

Record H1'25, Continued Strong Momentum

(in million EUR except %)		Reported: Q1'25	Reported: Q2'25	Reported: H1'25	Reported: Var vs. PY	Like for Like[1]: Var vs. PY	H1 2024: Reported
NET REVENUE		1,786m	**1,891m**	**3,677m**	**7.0% cc**	**10.1% cc**	3,444m
GROSS MARGIN		695m	744m	1,438m	11.6% cc	19.8% cc	1,301m
Margin		*38.9%*	*39.3%*	*39.1%*	*+30bps*	*+300bps*	*37.8%*
EBITDA ADJ.		400m	**475m**	**876m**	**12.7% cc**	**20.1% cc**	791m
Margin		*22.4%*	*25.1%*	*23.8%*	*+80bps*	*+171bps*	*23.0%*
PROFIT BEFORE TAX		115m	**191m**	**306m**	**168.1%**		114m
GROUP PROFIT		60m	**117m**	**177m**	**387.6%**		36m
FREE CASH FLOW pre-M&A[2]		-44m	**30m**	**-14m**	**182m**		-196m
LEVERAGE RATIO[3]	*Total net LR*	4.5x		**4.2x**	**-1.3x**		5.5x
	Net secured LR	2.7x		2.7x	-0.8x		3.4x
LIQUIDITY		1,675m		**1,414m[4]**	**499m**		915m[5]

Note: All figures are presented on a consolidated basis (including Biotest). When specified, figures presented at currency (cc), excluding exchange rate fluctuations over the period. See Annex for reconciliations.

[1] Like For Like (LFL) excludes the impact of IRA and Fee-For-Service / GPO reclassification.

[2] FCF definition and reconciliation to the Cash Flow Statement in slide 34 in the Annex.

[3] Leverage ratio defined as per the Credit Agreement in slide 31 in the Annex.

[4] For H1 2025, cash and cash equivalents of €559m + unused credit facilities €1,221m - unused RCF facilities maturing in Nov 2025 c€366m.

[5] Liquidity position excluding EUR 1.6bn SRAAS proceeds

Q2 2025 Results - 12 - GRIFOLS

Business Performance | Financials | Final Remarks | Annex

Biopharma Drives +7.0% cc Revenue Growth

Revenues
(in million EUR except for growth)



+7.0% cc
(+6.8%)
+10.1% cc
(+9.9%)
3,444
345
9
-15
3,783
-58
-48
3,677
H1'24
Biopharma
Diagnostic
Others and FX
H1'25 LFL
Inflation Reduction Act
Fee-for-Service / GPO reclassification
H1'25

Biopharma I +8.2% cc | +11.8% cc LFL[1]

- Solid performance backed by strong underlying demand led by IG and Alpha-1's further traction

Diagnostic I +2.8% cc

- Driven by MDS[2] backed by strong EMEA and APAC sales and BTS[2] in key countries

Note: All figures are presented on a consolidated basis (including Biotest). Percentage rates are presented at constant currency (cc), excluding exchange rate fluctuations over the period. See Annex for reconciliations.
[1] Like For Like (LFL) excludes the impact of IRA (EUR 58 million) and Fee-For-Service / GPO reclassification (EUR 48 million). See Annex for reconciliations.
[2] Molecular Donor Screening (MDS); Blood Typing Solutions (BTS).

Q2 2025 Results - 13 - GRIFOLS

Business Performance | **Financials** | Final Remarks | Annex

Significant EBITDA Growth and Margin Expansion Despite IRA Impact

EBITDA Adjusted

(in million EUR except for EBITDA Adj. margin and growth)


+12.7% cc
(+10.7%)
+20.1% cc
(+18.1%)
791
23.0%
934
24.7%
-58
876
23.8%
H1'24
Biopharma
Diagnostic
Others
Opex
FX
H1'25 LFL
Inflation Reduction Act
H1'25
EBITDA Adj. margin

- **Strong EBITDA** growth led by **Biopharma**:
  - Volume growth
  - Cost Per Liter optimization
  - Yield improvements
  - Operational leverage
  - Cost discipline
- **IRA impact consistent with expectations**
- **Rather muted FX impact** in **H1**

Note: All figures are presented on a consolidated basis (including Biotest).

Q2 2025 Results - 14 - GRIFOLS

Q2 2025 Results - 15 - Lower Cash Adjustments Accelerating EBITDA Convergence 1 Cash adjustments include transaction costs, restructuring costs and other non-recurring items as reflected in the reconciliation of slide 30 in the Annex Note: All figures are presented on a consolidated basis (including Biotest) EBITDA Adjusted (in million EUR except for EBITDA margin and growth) Business Performance Financials Final Remarks Annex EBITDA margin 724 67 H1’24 836 40 H1’25 791 876 -55%1 cash adj. vs PY +12.7% cc (+10.7%) EBITDA Reported Adjustments 23.0% 23.8% 21.0% 22.7% 724 +17.8% cc (+15.6%) Continued focus on reducing cash adjustments between EBITDA Adjusted and Reported Drivers of reduced cash adjustments: ‐ Lower transaction costs ‐ Lower restructuring costs

Q2 2025 Results - 16 - Var vs H1’24 Business Performance Financials Final Remarks Annex Note: All figures are presented on a consolidated basis (including Biotest) 1 FCF definition and reconciliation to the Cash Flow Statement in slide 34 in the Annex On Track for Further Improvement in Free Cash Flow Generation • Reduction in cash adjustments to EBITDA Adjusted • Working capital management • Deleveraging benefit and lower RCF utilization reducing cash interest vs. H1’24 • FCF outperformance is despite a more punitive phasing in H1’25 with respect to Capex, IT and R&D and Interest Q1’25 Q2’25 H1’25 EBITDA Adjusted 400 475 876 84 Inventories (61) (30) (91) 41 Receivables (93) (25) (118) (28) Payables 26 25 51 4 Net working capital (128) (30) (158) 17 CAPEX (128) (83) (211) 11 IT and R&D (39) (34) (73) (10) Taxes (3) (45) (48) 15 Interests (55) (235) (290) 49 Others (91) (19) (110) 15 Free Cash Flow pre-M&A1 (44) 30 (14) 182 EBITDA Adjusted to Free Cash Flow reconciliation (in million EUR)

Business Performance | **Financials** | Final Remarks | Annex

Capital Allocation Discipline

Balance Sheet Strength

- Continued deleveraging with leverage ratio[2] at **4.2x vs. 4.6x in Q4'24**
- **Significant secured capacity** (LR at 2.7x)
- **No meaningful maturities** until **Q4'27**
- Strong **€1.4bn[3] liquidity**
- Focused on **continued credit re-rating progress**

Organic Business

- **Continued planned investments**
- **Improvement** in Free Cash Flow generation pre-M&A[1]
- **Confident H2'25 FCF outlook**

Inorganic Efforts (Corporate Simplification)

- Successful **delisting** of **Biotest** from Frankfurt Stock Exchange
- Biotest **progressing as planned**

Shareholder Returns

- Consistent with **capital allocation framework**
- Continued **underlying earnings** and **FCF generation momentum**
- Reinstatement of dividends:
    - 0.15 EUR/share interim dividend on August 13th, 2025
- First dividend since June 2021

Note: All figures are presented on a consolidated basis (including Biotest). When specified, figures presented at currency (cc), excluding exchange rate fluctuations over the period. See Annex for reconciliations.
[1] FCF definition and reconciliation to the Cash Flow Statement in slide 34 in the Annex.
[2] Leverage ratio defined as per the Credit Agreement in slide 31 in the Annex.
[3] For H1 2025, cash and cash equivalents of €559m + unused credit facilities €1,221m - unused RCF facilities maturing in Nov 2025 c€366m.

Q2 2025 Results - 17 - GRIFOLS

Q2 2025 Results - 18 - FY25 Outlook Business Performance Financials Final Remarks Annex Strong underlying momentum Impact of a depreciating USD Expectation of continued strong underlying momentum and cost levers to help mitigate impact of USD depreciation Reaffirmed 2025 guidance, with improved guidance for FCF pre-M&A of €375 - €425m A headwind for Revenue and EBITDA - EBITDA benefiting partially from natural hedge - For reference: on average, every 0.01 USD depreciation against EUR for the full year represents a full year EBITDA headwind of approx. EUR 7 million But broadly neutral impact on Group Profit, Leverage and FCF

Q2 2025 Results - 19 - Final Remarks Nacho Abia Chief Executive Officer (CEO)

Q2 2025 Results - 20 - A Clear Focus on Execution Executing effectively on our Value Creation Plan with proven results Building on targeted strong momentum to reach FY25 guidance Expanding margins on the back of efficiency initiatives progress Pipeline execution to unlock long-term strategic value Improving FCF generation and deleveraging Well equipped to manage global market dynamics Business Performance Financials Final Remarks Annex

Q2 2025 Results - 21 - ANNEX

Q2 2025 Results - 22 - Revenue | Q2 2025 Business Performance Financials Final Remarks Annex Q2 2025 Q2 2024 In thousands of euros Reported At cc* Revenue by Business Unit 1,891,132 1,817,908 4.0% 6.6% Biopharma 1,632,629 1,527,652 6.9% 9.6% Diagnostic 161,588 164,261 (1.6%) 0.4% Bio Supplies 36,403 73,719 (50.6%) (49.3%) Others 60,512 52,276 15.8% 17.2% Revenue by Country 1,891,132 1,817,908 4.0% 6.6% US + CANADA 1,067,726 1,037,872 2.9% 5.7% EU 401,252 418,882 (4.2%) (4.2%) ROW 422,154 361,154 16.9% 21.4% * Constant currency (cc) excludes exchange rate fluctuations over the period. % vs PY

Q2 2025 Results - 23 - Revenue | H1 2025 Business Performance Financials Final Remarks Annex H1 2025 H1 2024 In thousands of euros Reported At cc* Revenue by Business Unit 3,676,940 3,443,613 6.8% 7.0% Biopharma 3,153,789 2,922,355 7.9% 8.2% Diagnostic 331,632 322,544 2.8% 2.8% Bio Supplies 68,958 100,731 (31.5%) (31.8%) Others 122,561 97,983 25.1% 25.0% Revenue by Country 3,676,940 3,443,613 6.8% 7.0% US + CANADA 2,092,916 1,963,198 6.6% 6.1% EU 791,526 750,309 5.5% 5.4% ROW 792,498 730,106 8.5% 11.0% * Constant currency (cc) excludes exchange rate fluctuations over the period. % vs PY

Business Performance | Financials | Final Remarks | **Annex**

P&L | Q2 2025

	Q2 2025			Q2 2024			% vs PY	
In thousands of euros	Reported	One-offs	Reported excl. One-offs	Reported	One-offs	Reported excl. One-offs	Reported	Reported excl. One-offs
Net Revenue	**1,891,131**	**-**	**1,891,131**	**1,817,908**	**-**	**1,817,908**	**4.0%**	**4.0%**
Cost of Sales	(1,147,337)	18,883	(1,128,454)	(1,147,464)	15,731	(1,131,733)	0.0%	0.3%
Gross Margin	**743,794**	**18,883**	**762,677**	**670,444**	**15,731**	**686,175**	**10.9%**	**11.1%**
% Net revenue	*39.3%*	-	*40.3%*	*36.9%*	-	*37.7%*	-	-
R&D	(96,193)	-	(96,193)	(90,695)	1,492	(89,203)	(6.1%)	(7.8%)
SG&A	(298,061)	5,025	(293,036)	(327,336)	24,751	(302,585)	8.9%	3.2%
Operating Expenses	**(394,254)**	**5,025**	**(389,229)**	**(418,031)**	**26,243**	**(391,788)**	**5.7%**	**0.7%**
Other Income	-	-	-	-	-	-	-	-
Share of Results of Equity Accounted Investees - Core Activities	(686)	-	(686)	46,909	(5,618)	41,291	(101.5%)	(101.7%)
OPERATING RESULT (EBIT)	**348,854**	**23,908**	**372,762**	**299,322**	**36,356**	**335,678**	**16.5%**	**11.0%**
% Net revenue	*18.4%*	-	*19.7%*	*16.5%*	-	*18.5%*	-	-
Financial Result	(158,346)	-	(158,346)	(232,489)	46,763	(185,726)	31.9%	14.7%
Share of Results of Equity Accounted Investees	-	-	-	145	-	145	(100.0%)	(100.0%)
PROFIT BEFORE TAX	**190,508**	**23,908**	**214,416**	**66,978**	**83,119**	**150,097**	**184.4%**	**42.9%**
% Net revenue	*10.1%*	-	*11.3%*	*3.7%*	-	*8.3%*	-	-
Income Tax Expense	(52,128)	(6,466)	(58,594)	(42,214)	9,915	(32,299)	(23.5%)	(81.4%)
% of pre-tax income	*27.4%*	-	*27.3%*	*63.0%*	-	*21.5%*	-	-
CONSOLIDATED PROFIT	**138,380**	**17,442**	**155,822**	**24,764**	**93,034**	**117,798**	**458.8%**	**32.3%**
Results Attributable to Non-Controlling Interests	(21,318)	(1,830)	(23,148)	(9,923)	(3,056)	(12,979)	(114.8%)	(78.3%)
GROUP PROFIT	**117,062**	**15,612**	**132,674**	**14,841**	**89,978**	**104,819**	**688.8%**	**26.6%**
% Net revenue	*6.2%*	-	*7.0%*	*0.8%*	-	*5.8%*		

Q2 2025 Results - 24 - GRIFOLS

Business Performance | Financials | Final Remarks | **Annex**

P&L | H1 2025

In thousands of euros	H1 2025			H1 2024			% vs PY	
	Reported	One-offs	Reported excl. One-offs	Reported	One-offs	Reported excl. One-offs	Reported	Reported excl. One-offs
Net Revenue	**3,676,940**	**-**	**3,676,940**	**3,443,613**	**-**	**3,443,613**	**6.8%**	**6.8%**
Cost of Sales	(2,238,479)	28,852	(2,209,627)	(2,142,324)	33,293	(2,109,031)	(4.5%)	(4.8%)
Gross Margin	**1,438,461**	**28,852**	**1,467,313**	**1,301,289**	**33,293**	**1,334,581**	**10.5%**	**9.9%**
% Net revenue	*39.1%*	-	*39.9%*	*37.8%*	-	*38.8%*		
R&D	(192,239)	-	(192,239)	(181,157)	1,601	(179,556)	(6.1%)	(7.1%)
SG&A	(622,713)	14,308	(608,405)	(666,387)	47,662	(618,725)	6.6%	1.7%
Operating Expenses	**(814,952)**	**14,308**	**(800,644)**	**(847,544)**	**49,263**	**(798,281)**	**3.8%**	**(0.3%)**
Other Income	-	-	-	-	-	-	-	-
Share of Results of Equity Accounted Investees - Core Activities	(5,797)	3,850	(1,947)	49,379	(5,618)	43,761	(111.7%)	(104.4%)
OPERATING RESULT (EBIT)	**617,712**	**47,010**	**664,722**	**503,123**	**76,938**	**580,061**	**22.8%**	**14.6%**
% Net revenue	*16.8%*	-	*18.1%*	*14.6%*	-	*16.8%*		
Financial Result	(311,939)	-	(311,939)	(389,089)	46,763	(342,326)	19.8%	8.9%
Share of Results of Equity Accounted Investees	-	-	-	-	-	-	-	-
PROFIT BEFORE TAX	**305,773**	**47,010**	**352,783**	**114,034**	**123,701**	**237,736**	**168.1%**	**48.4%**
% Net revenue	*8.3%*	-	*9.6%*	*3.3%*	-	*6.9%*		
Income Tax Expense	(74,970)	(22,049)	(97,019)	(66,993)	(902)	(67,895)	(11.9%)	(42.9%)
% of pre-tax income	*24.5%*	-	*27.5%*	*21.9%*	-	*28.6%*		
CONSOLIDATED PROFIT	**230,803**	**24,961**	**255,764**	**47,041**	**122,799**	**169,841**	**390.6%**	**50.6%**
Results Attributable to Non-Controlling Interests	(54,016)	(2,076)	(56,092)	(10,782)	(6,612)	(17,394)	(401.0%)	(222.5%)
GROUP PROFIT	**176,787**	**22,885**	**199,672**	**36,259**	**116,187**	**152,447**	**387.6%**	**31.0%**
% Net revenue	*4.8%*	-	*5.4%*	*1.1%*	-	*4.4%*		

Q2 2025 Results - 25 - GRIFOLS

Business Performance | Financials | Final Remarks | Annex

Cash Flow | Q2 2025

In thousands of euros (on a reported basis)	Q2 2025	Q2 2024	% vs PY
Reported Group Profit	**117,062**	**14,841**	**689%**
Depreciation and Amortization	107,035	113,786	(6%)
Net Provisions	17,320	40,220	(57%)
Other Adjustments and Other Changes in Working Capital	(55,979)	(80,290)	30%
Change in Operating Working Capital	(30,170)	164,304	(118%)
Changes in Inventories	*(30,602)*	*(2,772)*	(1004%)
Change in Trade Receivables	*(24,810)*	*64,011*	(139%)
Change in Trade Payables	*25,242*	*103,065*	(76%)
Net Cash Flow From Operating Activities	**155,267**	**252,861**	**(39%)**
Business Combinations and Investments in Group Companies	(23,174)	1,445,351	(102%)
CAPEX	(60,249)	(43,066)	(40%)
R&D/Other Intangible Assets	(34,374)	(41,247)	17%
Other Cash Inflow / (Outflow)	(7,853)	(11,709)	33%
Net Cash Flow From Investing Activities	**(125,651)**	**1,349,329**	(109%)
Free Cash Flow	**29,617**	**1,602,190**	**(98%)**
Issue / (Repayment) of Debt	(70,070)	49,861	(241%)
Capital Grants	(2,802)	2,004	(240%)
Other Cash Flows From / (Used in) Financing Activities	(90,534)	7,574	(1295%)
Net Cash Flow From Financing Activities	**(163,407)**	**59,439**	**(375%)**
Total Cash Flow	**(133,791)**	**1,661,629**	**(108%)**
Cash and Cash Equivalents at the Beginning of the Period	752,818	448,545	68%
Effect of Exchange Rate Changes in Cash and Cash Equivalents	(60,336)	3,046	(2081%)
Cash and Cash Equivalents at the End of the Period	**558,691**	**2,113,220**	**(74%)**

Q2 2025 Results - 26 - GRIFOLS

Business Performance | Financials | Final Remarks | **Annex**

Cash Flow | H1 2025

In thousands of euros (on a reported basis)	2025 YTD	2024 YTD	% vs PY
Reported Group Profit	**176,787**	**36,259**	**388%**
Depreciation and Amortization	218,785	219,402	0%
Net Provisions	27,861	54,886	(49%)
Other Adjustments and Other Changes in Working Capital	25,555	(47,656)	154%
Change in Operating Working Capital	(158,252)	(174,952)	10%
Changes in Inventories	*(91,428)*	*(132,882)*	*31%*
Change in Trade Receivables	*(118,155)*	*(89,669)*	(32%)
Change in Trade Payables	*51,331*	*47,599*	*8%*
Net Cash Flow From Operating Activities	**290,735**	**87,939**	**231%**
Business Combinations and Investments in Group Companies	(102,172)	1,425,131	(107%)
CAPEX	(109,395)	(81,116)	(35%)
R&D/Other Intangible Assets	(72,879)	(63,251)	(15%)
Other Cash Inflow / (Outflow)	(20,549)	(19,387)	(6%)
Net Cash Flow From Investing Activities	**(304,995)**	**1,261,377**	(124%)
Free Cash Flow	**(14,260)**	**1,349,316**	**(101%)**
Issue / (Repayment) of Debt	(223,744)	203,586	(210%)
Capital Grants	3,463	5,699	(39%)
Other Cash Flows From / (Used in) Financing Activities	(94,779)	15,610	(707%)
Net Cash Flow From Financing Activities	**(315,060)**	**224,895**	**(240%)**
Total Cash Flow	**(329,320)**	**1,574,211**	**(121%)**
Cash and Cash Equivalents at the Beginning of the Period	979,780	529,577	85%
Effect of Exchange Rate Changes in Cash and Cash Equivalents	(91,769)	9,432	(1073%)
Cash and Cash Equivalents at the End of the Period	**558,691**	**2,113,220**	**(74%)**

Q2 2025 Results - 27 - GRIFOLS

Business Performance | Financials | Final Remarks | **Annex**

Balance Sheet | 2025

In thousands of euros

Assets

	jun-25	dic-24
Non-Current Assets	**14,520,953**	**15,677,699**
Goodwill and Other Intangible Assets	10,538,461	11,297,492
Property Plant & Equipment	3,096,578	3,341,846
Investments in Equity Accounted Investees	77,507	68,996
Non-Current Financial Assets	423,495	490,492
Other Non-Current Assets	384,911	478,873
Current Assets	**5,246,208**	**5,727,543**
Non-Current Contract Assets Held for Sale	-	-
Inventories	3,346,864	3,560,098
Current Contract Assets	88,012	35,978
Trade and Other Receivables	933,125	836,015
Other Current Financial Assets	263,377	243,156
Other Current Assets	56,139	72,515
Cash and Cash Equivalents	558,691	979,780
Total Assets	**19,767,159**	**21,405,241**

Liabilities

	jun-25	dic-24
Equity	**7,598,153**	**8,607,025**
Capital	119,604	119,604
Share Premium	910,728	910,728
Reserves	4,185,197	4,054,505
Treasury Stock	(132,168)	(134,448)
Current Year Earnings	176,786	156,920
Other Comprehensive Income	(91,067)	776,418
Non-Controllling Interests	2,429,073	2,723,298
No-Current Liabilities	**10,178,855**	**10,642,070**
Non-Current Financial Liabilities	9,117,632	9,490,644
Other Non-Current Liabilities	1,061,223	1,151,426
Current Liabilities	**1,990,152**	**2,156,146**
Current Financial Liabilities	522,103	676,087
Other Current Liabilities	1,468,049	1,480,059
Total Equity and Liabilities	**19,767,159**	**21,405,241**

Q2 2025 Results - 28 - GRIFOLS

Q2 2025 Results - 29 - Like-for-Like (LFL) Reconciliation Business Performance Financials Final Remarks Annex In millions of euros Q2'25 Q1'25 H1'25 Revenue Reported 1,891 1,786 3,677 Fee-for-Service / GPO Reclassification 33 15 48 Inflation Reduction Act (IRA) 30 28 58 Revenue Like-for-Like 1,954 1,829 3,783 In millions of euros Q2'25 Q1'25 H1'25 Operating Results (EBIT) 349 269 618 Depreciation & Amortization 107 112 219 Reported EBITDA 456 381 836 Total adjustments 19 20 40 EBITDA Adjusted 475 400 876 Inflation Reduction Act (IRA) 30 28 58 EBITDA Adjusted Like-for-Like 505 428 934

Q2 2025 Results - 30 - EBIT to EBITDA and EBITDA Adjusted Business Performance Financials Final Remarks Annex In thousand of euros 348,854 268,857 371,859 317,034 1,306,605 299,321 (107,035) (111,750) (110,130) (108,364) (437,280) (114,310) Reported EBITDA 455,889 380,607 481,990 425,398 1,743,884 413,631 % Net revenue 24.1% 21.3% 24.4% 23.7% 23.4% 22.8% Restructuring costs - - 1,889 21,673 23,562 10,095 Transaction costs 3,842 7,466 9,306 7,882 28,495 16,145 Impairments - 3,850 24,265 787 28,902 - Biotest Next Level Project 5,481 6,738 7,340 5,113 24,672 4,922 SRAAS One-off - - - - - (5,618) Other non-recurring items 9,873 1,817 1,155 1,245 14,089 1,613 Total adjustments 19,195 19,872 43,954 36,700 119,720 27,157 Adjusted EBITDA 475,084 400,479 525,944 462,098 1,863,605 440,788 % Net revenue 25.1% 22.4% 26.6% 25.8% 25.0% 24.2% Depreciation & Amortization OPERATING RESULT (EBIT) Q2 2025 Q1 2025 Q4 2024 Q3 2024 Q2 2025 LTM Q2 2024

Q2 2025 Results - 31 - Leverage Ratio as per Credit Agreement Business Performance Financials Final Remarks Annex In millions of euros except ratio. Q2'25 Q1'25 Q4'24 Q3'24 Q2'24 Non-Current Financial Liabilities 9,118 9,390 9,491 8,836 8,752 Non-recurrent Lease Liabilities (IFRS16) (978) (1,026) (1,025) (969) (1,025) Current Financial Liabilities 522 657 676 1,017 2,757 Recurrent Lease Liabilities (IFRS16) (112) (119) (117) (111) (109) Cash and Cash Equivalents (559) (753) (980) (645) (2,113) Net Financial Debt as per Credit Agreement 7,992 8,149 8,046 8,128 8,262 In millions of euros except ratio. LTM Q2'25 LTM Q1'25 LTM Q4'24 LTM Q3'24 LTM Q2'24 OPERATING RESULT (EBIT) 1,307 1,257 1,192 1,075 1,005 Depreciation & Amortization (437) (445) (439) (443) (444) Reported EBITDA 1,744 1,702 1,631 1,518 1,450 IFRS 16 (118) (117) (113) (113) (110) Restructuring costs 52 63 55 57 34 Transaction costs 28 41 49 59 65 Cost savings, operating improvements and synergies on a "run rate" 173 165 159 146 136 Other one-offs 23 (34) (28) (62) (75) Total adjustments 159 119 122 8 7 5 0 Adjusted EBITDA LTM as per Credit Agreement 1,902 1,819 1,753 1,605 1,500 Leverage Ratio as per Credit Agreeement 4.2x 4.5x 4.6x 5.1x 5.5x

Q2 2025 Results - 32 - Leverage Ratio as per Consolidated EBITDA and Net Debt as per Balance Sheet Business Performance Financials Final Remarks Annex In millions of euros except ratio. Q2'25 Q1'25 Q4'24 Q3'24 Q2'24 Non-Current Financial Liabilities 9,118 9,390 9,491 8,836 8,752 Current Financial Liabilities 522 657 676 1,017 2,757 Cash and Cash Equivalents (559) (753) (980) (645) (2,113) Net Financial Debt 9,081 9,294 9,187 9,208 9,396 In millions of euros except ratio. LTM Q2'25 LTM Q1'25 LTM Q4'24 LTM Q3'24 LTM Q2'24 OPERATING RESULT (EBIT) 1,307 1,257 1,192 1,075 1,005 Depreciation & Amortization (437) (445) (439) (443) (444) Reported EBITDA 1,744 1,702 1,631 1,518 1,450 Leverage Ratio Reported 5.2x 5.5x 5.6x 6.1x 6.5x

Business Performance | Financials | Final Remarks | **Annex**

NCI Contributions

In thousand of euros	LTM Q2 2025 GDS	Biotest	BPC	Haema
Profit after tax from continuing operations	139,858	(108,513)	46,846	15,634
Income tax expense	(38,234)	30,048	(13,336)	(10,710)
Financial result	78,678	(31,383)	(2,073)	8,093
Amortisation and depreciation	(47,060)	(51,138)	(7,739)	(8,639)
Consolidated EBITDA	**146,473**	**(56,040)**	**69,995**	**26,890**
Impact IFRS16- Finance Leases (leases of plasma donation centre properties)	(2,512)	(8,309)	(5,759)	(4,738)
Restructuring costs	861	1,050	-	230
Share of profits assoc core activit	-	19,154	-	-
Impairment	-	4,388	-	-
Consolidated EBITDA under Credit Agreement	**144,823**	**(39,758)**	**64,236**	**22,382**
% of non-controlling interest	45%	20%	100%	100%
Consolidated EBITDA according to Credit Agreement non-controlling interest	**65,170**	**(7,824)**	**64,236**	**22,382**
Cash and cash equivalents	(993)	(57,683)	(5,491)	(21,569)
Financial assets/liabilities with Grifols	(1,050,599)	607,353	-	-
Leasing liabilities (leases of real estate of plasma donation centres)	11,463	58,270	51,777	20,958
Loans and other financial liabilities	1,446	66,260	121	-
Total Balance Sheet Net Debt	**(1,038,682)**	**674,200**	**46,407**	**(611)**
Impact IFRS16- Finance Leases (leases of plasma donation centre properties)	(11,463)	(58,270)	(51,777)	(20,958)
Total Net Financial Debt according to Credit Agreement	**(1,050,146)**	**615,930**	**(5,370)**	**(21,569)**
Total Net Financial Debt according to Credit Agreement non-controlling interest	**(472,566)**	**121,215**	**(5,370)**	**(21,569)**

Note: Last Twelve Months figures (LTM).

Q2 2025 Results - 33 - GRIFOLS

Q2 2025 Results - 34 - FCF pre-M&A Reconciliation to Cash Flow Statement Free Cash Flow pre-M&A = EBITDA Adjusted- Net Working Capital - CAPEX (including capitalized IT and R&D, and extraordinary growth CAPEX) - Others - Interest - Taxes. In the Consolidated Annual Accounts, this reconciles to Cash flow generation from operating and investing activities excluding impact from M&A and associated costs and expenses. Excludes lease payments, consistent with prior disclosed guidance. Business Performance Financials Final Remarks Annex In million Euros Q2'25 Q2'24 H1'25 H1'24 In million Euros Q2'25 H1'25 EBITDA Adjusted 475 441 876 791 Net Cash Flow From Operating Activities 1 155 291 Changes in working capital (30) 164 (158) (175) Net Cash Flow From Investing Activities 1 (126) (305) CAPEX (60) (43) (109) (81) Free Cash Flow 3 0 (14) R&D and IT (34) (41) (73) (63) Taxes (45) (59) (48) (63) Interests (235) (233) (290) (340) Others (12) -32 (98) -98 FCF Before Extraordinary Items 5 9 196 9 9 (29) Extraordinary Growth CAPEX (23) (119) (102) (141) Restructuring and transaction costs (6) (20) (11) (25) Free Cash Flow 3 0 5 7 (14) (196) 1 Statement of Cash Flow According IFRS-EU

Business Performance | Financials | Final Remarks | Annex

Net Revenue Reconciliation at cc | Q2 2025

In thousands of euros	Q2 2025	Q2 2024	% Var
Reported Net Revenues	1,891,132	1,817,908	4.0%
Variation due to Exchange Rate Effects	46,001		
Net Revenues at Constant Currency	**1,937,133**	**1,817,908**	**6.6%**

In thousands of euros	Q2 2025	Q2 2024	% Var
Reported Biopharma Net Revenues	1,632,629	1,527,652	6.9%
Variation due to Exchange Rate Effects	40,932		
Reported Biopharma Net Revenues at Constant Currency	**1,673,561**	**1,527,652**	**9.6%**

In thousands of euros	Q2 2025	Q2 2024	% Var
Reported Diagnostic Net Revenues	161,588	164,261	(1.6%)
Variation due to Exchange Rate Effects	3,398		
Reported Diagnostic Net Revenues at Constant Currency	**164,986**	**164,261**	**0.4%**

In thousands of euros	Q2 2025	Q2 2024	% Var
Reported Bio Supplies Net Revenues	36,403	73,719	(50.6%)
Variation due to Exchange Rate Effects	936		
Reported Bio Supplies Net Revenues at Constant Currency	**37,339**	**73,719**	**(49.3%)**

In thousands of euros	Q2 2025	Q2 2024	% Var
Reported Others & Intersegments Net Revenues	60,512	52,276	15.8%
Variation due to Exchange Rate Effects	735		
Reported Other & Intersegments Net Revenues at Constant Currency	**61,247**	**52,276**	**17.2%**

In thousands of euros	Q2 2025	Q2 2024	% Var
Reported U.S. + Canada Net Revenues	1,067,726	1,037,872	2.9%
Variation due to Exchange Rate Effects	29,538		
Reported U.S. + Canada Net Revenues at Constant Currency	**1,097,264**	**1,037,872**	**5.7%**

In thousands of euros	Q2 2025	Q2 2024	% Var
Reported EU Net Revenues	401,252	418,882	(4.2%)
Variation due to Exchange Rate Effects	130		
Reported EU Net Revenues at Constant Currency	**401,382**	**418,882**	**(4.2%)**

In thousands of euros	Q2 2025	Q2 2024	% Var
Reported ROW Net Revenues	422,154	361,154	16.9%
Variation due to Exchange Rate Effects	16,334		
Reported ROW Net Revenues at Constant Currency	**438,488**	**361,154**	**21.4%**

Q2 2025 Results - 35 - GRIFOLS

Business Performance | Financials | Final Remarks | Annex

Net Revenue Reconciliation at cc | H1 2025

In thousands of euros	H1 2025	H1 2024	% Var
Reported Net Revenues	3,676,940	3,443,613	6.8%
Variation due to Exchange Rate Effects	6,565		
Net Revenues at Constant Currency	**3,683,505**	**3,443,613**	**7.0%**

In thousands of euros	H1 2025	H1 2024	% Var
Reported Biopharma Net Revenues	3,153,789	2,922,355	7.9%
Variation due to Exchange Rate Effects	7,009		
Reported Biopharma Net Revenues at Constant Currency	**3,160,798**	**2,922,355**	**8.2%**

In thousands of euros	H1 2025	H1 2024	% Var
Reported Diagnostic Net Revenues	331,632	322,544	2.8%
Variation due to Exchange Rate Effects	(53)		
Reported Diagnostic Net Revenues at Constant Currency	**331,579**	**322,544**	**2.8%**

In thousands of euros	H1 2025	H1 2024	% Var
Reported Bio Supplies Net Revenues	68,958	100,731	(31.5%)
Variation due to Exchange Rate Effects	(306)		
Reported Bio Supplies Net Revenues at Constant Currency	**68,652**	**100,731**	**(31.8%)**

In thousands of euros	H1 2025	H1 2024	% Var
Reported Others & Intersegments Net Revenues	122,561	97,983	25.1%
Variation due to Exchange Rate Effects	(85)		
Reported Other & Intersegments Net Revenues at Constant Currency	**122,476**	**97,983**	**25.0%**

In thousands of euros	H1 2025	H1 2024	% Var
Reported U.S. + Canada Net Revenues	2,092,916	1,963,198	6.6%
Variation due to Exchange Rate Effects	(10,778)		
Reported U.S. + Canada Net Revenues at Constant Currency	**2,082,138**	**1,963,198**	**6.1%**

In thousands of euros	H1 2025	H1 2024	% Var
Reported EU Net Revenues	791,526	750,309	5.5%
Variation due to Exchange Rate Effects	(547)		
Reported EU Net Revenues at Constant Currency	**790,979**	**750,309**	**5.4%**

In thousands of euros	H1 2025	H1 2024	% Var
Reported ROW Net Revenues	792,498	730,106	8.5%
Variation due to Exchange Rate Effects	17,889		
Reported ROW Net Revenues at Constant Currency	**810,387**	**730,106**	**11.0%**

Q2 2025 Results - 36 - GRIFOLS

Q2 2025 Results - 37 - EBITDA Adjusted Reconciliation at cc | Q2 2025 Business Performance Financials Final Remarks Annex EBITDA Adjusted Q2'25: In thousands of euros Q2 2025 Q2 2024 % Var EBITDA Adjusted 475,086 440,788 7.8% Variation due to Exchange Rate Effects 16,443 EBITDA Adjusted at Constant Currency 491,529 440,788 11.5% EBITDA Adjusted Like-for-Like Q2'25: In thousands of euros Q2 2025 Q2 2024 % Var EBITDA Adjusted Like for Like 505,870 440,788 14.8% Variation due to Exchange Rate Effects 17,430 EBITDA Adjusted Like for Like at Constant Currency 523,300 440,788 18.7%

Q2 2025 Results - 38 - EBITDA Adjusted Reconciliation at cc | H1 2025 Business Performance Financials Final Remarks Annex EBITDA Adjusted H1'25: In thousands of euros H1 2025 H1 2024 % Var EBITDA Adjusted 875,565 791,190 10.7% Variation due to Exchange Rate Effects 15,952 EBITDA Adjusted at Constant Currency 891,517 791,190 12.7% EBITDA Adjusted Like-for-Like H1'25: In thousands of euros H1 2025 H1 2024 % Var EBITDA Adjusted Like for Like 934,040 791,190 18.1% Variation due to Exchange Rate Effects 15,832 EBITDA Adjusted Like for Like at Constant Currency 949,872 791,190 20.1%

Q2 2025 Results - 39 - Investor Relations & Sustainability +34 93 571 02 21 investors@grifols.com sustainability@grifols.com inversores@grifols.com sostenibilidad@grifols.com

SUMMARY • Condensed Consolidated Interim Financial Statements ▪ Condensed Balance Sheet ▪ Condensed Statement of Profit and Loss ▪ Condensed Statement of Comprehensive Income ▪ Condensed Statement of Cash Flows ▪ Condensed Statement of Changes in Equity • Notes to the Condensed Consolidated Interim Financial Statements (1) General Information 1 (2) Basis of Presentation and Accounting Principles Applied 1 (3) Changes in the consolidation scope 3 (4) Financial Risk Management Policy 7 (5) Financial Reporting by Segment 7 (6) Goodwill 9 (7) Other Intangible Assets, Rights of Use and Property, Plant and Equipment 11 (8) Leases 12 (9) Equity-Accounted Investees and Joint Business 14 (10) Financial Assets 15 (11) Trade and Other Receivables 16 (12) Cash and Cash Equivalents 17 (13) Equity 17 (14) Financial Liabilities 20 (15) Expenses by Nature 24 (16) Finance Result 25 (17) Taxation 25 (18) Discontinued Operations 27 (19) Commitments and Contingencies 27 (20) Financial Instruments 32 (21) Transactions with Related Parties 36 (22) Subsequent events 39 GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2025 and 2024 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Assets Reference 30/06/2025 31/12/2024 (unaudited) Goodwill Note 6 6,858,103 7,403,056 Other intangible assets Note 7 2,740,576 2,926,132 Rights of use Note 8 939,782 968,304 Property, plant and equipment Note 7 3,096,578 3,341,846 Investment in equity-accounted investees Note 9 77,507 68,996 Other non current financial assets Non-current financial assets measured at fair value 362,796 423,439 Non-current financial assets at amortized cost 60,699 67,053 Total non-current financial assets Note 10 423,495 490,492 Other non-current contract assets 118 59 Other non-current assets Note 9 1,752 137,141 Deferred tax assets Note 17 383,041 341,673 Total non-current assets 14,520,952 15,677,699 Inventories 3,346,864 3,560,098 Current contract assets 88,012 35,978 Trade and other receivables Trade receivables 748,962 705,452 Other receivables 129,245 77,556 Current income tax assets 54,918 52,589 Trade and other receivables Note 11 933,125 835,597 Other current financial assets Current financial assets measured at fair value 8,418 6,064 Current financial assets at amortized cost 254,958 237,510 Total current financial assets Note 10 263,376 243,574 Other current assets 56,139 72,515 Cash and cash equivalents Note 12 558,691 979,780 Total current assets 5,246,207 5,727,542 Total assets 19,767,159 21,405,241 The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements. GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Balance Sheet at 30 June 2025 and 31 December 2024 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Equity and liabilities Reference 30/06/2025 31/12/2024 (unaudited) Share capital 119,604 119,604 Share premium 910,728 910,728 Reserves 4,185,197 4,054,505 Treasury stock (132,168) (134,448) Profit for the year attributable to the Parent 176,786 156,920 Total shareholder's equity 5,260,147 5,107,309 Cash Flow hedges (598) (270) Other comprehensive Income (8,768) (8,787) Other comprehensive income from financial instruments valuation Note 10 (76,893) (18,351) Translation differences (4,808) 803,826 Other comprehensive expenses (91,067) 776,418 Equity attributable to the Parent Note 13 5,169,080 5,883,727 Non-controlling interests 2,429,073 2,723,298 Total equity 7,598,153 8,607,025 Liabilities Grants 15,995 13,944 Provisions 122,044 125,048 Non-current financial liabilities Nota 14 9,117,632 9,490,644 Other non-current liabilities 912 730 Deferred tax liabilities Nota 17 922,271 1,011,704 Total non-current liabilities 10,178,854 10,642,070 Provisions 45,234 38,613 Current other financial liabilities Note 14 522,103 676,087 Trade and other payables Suppliers 878,681 852,305 Other payables 216,299 210,179 Current income tax liabilities 86,067 60,535 Total trade and other payables 1,181,047 1,123,019 Other current liabilities 241,768 318,427 Total current liabilities 1,990,152 2,156,146 Total liabilities 12,169,006 12,798,216 Total equity and liabilities 19,767,159 21,405,241 The accompanying notes form an integral part of the consolidated annual accounts. GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Balance Sheet at 30 June 2025 and 31 December 2024 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

GRIFOLS, S.A. AND SUBSIDIARIES
Consolidated Statements of Profit and Loss
for the years ended at 30 June 2025 and 2024
(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

		Six-Month period ended		Three-Month period ended	
	Reference	**30/06/2025**	**30/06/2024**	**30/06/2025**	**30/06/2024**
		(unaudited)	(unaudited)	(unaudited) / (not reviewed)	(unaudited) / (not reviewed)
Continuing Operations					
Net revenue	Note 5	3,676,940	3,443,613	1,891,131	1,817,907
Cost of sales		(2,238,479)	(2,142,325)	(1,147,336)	(1,147,464)
Gross Margin		**1,438,461**	**1,301,288**	**743,795**	**670,443**
Research and development		(192,239)	(181,157)	(96,193)	(90,695)
Selling, general and administration expenses		(622,713)	(666,387)	(298,061)	(327,336)
Operating Expenses		**(814,952)**	**(847,544)**	**(394,254)**	**(418,031)**
Profit of equity accounted investees with similar activity to that of the Group	Note 9	(5,797)	49,379	(686)	46,909
Operating Result		**617,712**	**503,123**	**348,855**	**299,321**
Finance income		20,170	26,361	9,555	14,051
Finance costs		(313,363)	(395,593)	(155,785)	(235,452)
Financial cost of sale of trade receivables	Note 11	(6,114)	(13,685)	(3,481)	(8,434)
Change in fair value of financial instruments		39,183	(4,125)	25,917	(1,549)
Exchange differences		(51,816)	(2,047)	(34,552)	(1,104)
Finance result	Note 16	**(311,940)**	**(389,089)**	**(158,346)**	**(232,488)**
Profit/(loss) of other equity accounted investees	Note 9	—	—	—	145
Profit before income tax		**305,772**	**114,034**	**190,509**	**66,978**
Income tax expense	Note 17	(74,970)	(66,993)	(52,128)	(42,214)
Consolidated net profit		**230,802**	**47,041**	**138,381**	**24,764**
Consolidated net profit attributable to:		**230,802**	**47,041**	**138,381**	**24,764**
Profit attributable to the Parent		176,786	36,259	117,063	14,841
Profit attributable to non-controlling interest		54,016	10,782	21,318	9,923
Basic earnings per share (Euros)		0.26	0.05	0.17	0.02
Diluted earnings per share (Euros)		0.26	0.05	0.17	0.02

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

Six-Month period ended Three-Month period ended Reference 30/06/2025 30/06/2024 30/06/2025 30/06/2024 (unaudited) (unaudited) (unaudited)/ (not reviewed) (unaudited)/ (not reviewed) Consolidated net profit 230,802 47,041 138,381 24,764 Translation differences (1,050,254) 239,900 (699,400) (80,197) Equity accounted investees / Translation differences Note 9 (5,916) (1,944) (1,832) (1,253) Other comprehensive income from non-current assets held for sale — (1,520) — (1,520) Cash flow hedges - effective portion of changes in fair value (437) 20,865 (437) 4,081 Cash flow hedges - amounts taken to profit or loss — (20,925) — (4,425) Tax effect 109 15 109 86 Other — (2,672) — (2,672) Total other comprehensive (loss) income recognized for the year that may be reclassified subsequently to profit or loss (1,056,498) 233,719 (701,560) (85,900) Gains (losses) from financial assets measured at fair value through comprehensive income (58,542) 4,268 (24,643) 4,268 Tax effect 19 — 19 — Total other comprehensive income (loss) recognized for the year that will not be reclassified subsequently to profit or loss (58,523) 4,268 (24,624) 4,268 Total Other comprehensive income (loss) for the year (1,115,021) 237,987 (726,184) (81,632) Total comprehensive income for the year (884,219) 285,028 (587,803) (56,868) Total comprehensive income attributable to the Parent (690,699) 234,727 (447,609) (74,520) Total comprehensive income attributable to non-controlling interests (193,520) 50,301 (140,194) 17,652 The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements. GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Statements of Comprehensive Income for the years ended at 30 June 2025 and 2024 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(unaudited) Cash flows from operating activities Profit before income tax 305,772 114,034 Adjustments for: 582,433 596,283 Amortization and depreciation Note 15 218,785 219,402 Other adjustments: 363,648 376,881 (Profit) / losses on equity accounted investments Note 9 5,797 (49,379) Impairment of assets and net provision charges 27,861 54,886 (Profit) / losses on disposal of fixed assets 732 1,714 Government grants taken to income (254) (5,975) Finance cost / (income) 262,940 370,348 Other adjustments 66,572 5,287 Change in operating assets and liabilities (259,593) (225,803) Change in inventories (91,428) (132,882) Change in trade and other receivables (171,193) (102,351) Change in current financial assets and other current assets 11,120 14,857 Change in current trade and other payables (8,092) (5,427) Other cash flows used in operating activities (337,877) (396,575) Interest paid (297,340) (339,753) Interest received 7,010 75 Income tax paid (47,547) (62,534) Other paid — 5,637 Net cash from/(used in) operating activities 290,735 87,939 Cash flows from investing activities Payments for investments (309,046) (309,726) Group companies, associates and business units (102,172) (139,124) Property, plant and equipment and intangible assets (182,274) (144,367) Property, plant and equipment (109,395) (68,538) Intangible assets (72,879) (75,829) Other financial assets (24,600) (26,235) Proceeds from the sale of investments 4,051 1,571,103 Property, plant and equipment 4,051 6,847 Non-current assets held for sale — 1,564,256 Net cash from/(used in) investing activities (304,995) 1,261,377 Cash flows from financing activities Proceeds from and payments for financial liability instruments (191,632) 220,159 Issue 680,796 1,940,612 Redemption and repayment (811,345) (1,667,852) Lease payments Note 8 (61,083) (52,601) Dividends — (962) Dividends paid — (962) Other cash flows used in financing activities (123,428) 5,699 Acquisition of non-controlling interests (126,891) — Other amounts from financing activities 3,463 5,699 Net cash from/(used in) financing activities (315,060) 224,896 Effect of exchange rate fluctuations on cash (91,769) 9,432 Net increase / (decrease) in cash and cash equivalents (421,089) 1,583,644 Cash and cash equivalents at beginning of the year Note 12 979,780 529,577 Cash and cash equivalents at year end Note 12 558,691 2,113,221 Reference 30/06/2025 30/06/2024 The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements. GRIFOLS, S.A. AND SUBSIDIARIES Condensed Consolidated Statements of Cash Flows for the six-month period ended 30 June 2025, and 30 June 2024 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

GRIFOLS, S.A. AND SUBSIDIARIES
Statement of Changes in Consolidated Equity for the years ended
30 June 2025 and 2024
(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

		Attributable to shareholders of the Parent												
							Accumulated other comprehensive income							
	Reference	Share Capital	Share Premium	Reserves	Profit attributable to Parent	Treasury Stock	Translation differences	Other comprehensive income	Other comprehensive income from non-current assets held for sale	Other comprehensive income from financial instruments valuation	Cash flow hedges	Equity to attributable to Parent	Non-controlling interests	Equity
Balances at 31 December 2023 (*)		**119,604**	**910,728**	**4,040,961**	**42,318**	**(152,748)**	**414,112**	**(9,117)**	**1,520**	**—**	**998**	**5,368,376**	**2,145,319**	**7,513,695**
Translation differences		—	—	—	—	—	198,437	—	—	—	—	198,437	39,519	237,956
Cash flow hedges	Nota 20	—	—	—	—	—	—	—	—	—	(45)	(45)	—	(45)
Other comprehensive income		—	—	—	—	—	—	(2,672)	—	—	—	(2,672)	—	(2,672)
Other global result of non-current assets held for sale		—	—	—	—	—	—	—	—	4,268	—	4,268	—	4,268
Other comprehensive income from the valuation of financial instruments		—	—	—	—	—	—	—	(1,520)	—	—	(1,520)	—	(1,520)
Other comprehensive income for the period		—	—	—	—	—	198,437	(2,672)	(1,520)	4,268	(45)	198,468	39,519	237,987
Profit/(loss) for the period		—	—	—	36,259	—	—	—	—	—	—	36,259	10,782	47,041
Total comprehensive income for the period		—	—	—	36,259	—	198,437	(2,672)	(1,520)	4,268	(45)	234,727	50,301	285,028
Net change in treasury stock	Nota 13(c)	—	—	—	—	7,461	—	—	—	—	—	7,461	—	7,461
Acquisition of non-controlling interests	Nota 13(b)	—	—	—	—	—	—	—	—	—	—	—	—	—
Other changes		—	—	(16,927)	—	—	(930)	—	—	—	—	(17,857)	506,947	489,090
Reserves		—	—	42,318	(42,318)	—	—	—	—	—	—	—	—	—
Operations with equity holders or owners		—	—	25,391	(42,318)	7,461	(930)	—	—	—	—	(10,396)	506,947	496,551
Balances at 30 June 2024		**119,604**	**910,728**	**4,066,352**	**36,259**	**(145,287)**	**611,619**	**(11,789)**	**—**	**4,268**	**953**	**5,592,707**	**2,702,567**	**8,295,274**

(*) For a more detailed explanation of therestated amounts with respect to the consolidated financial statements as of December 31, 2023, please refer to the audited consolidated financial statements as of December 31, 2024.

GRIFOLS, S.A. AND SUBSIDIARIES
Statement of Changes in Consolidated Equity for the years ended
30 June 2025 and 2024

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

		Attributable to shareholders of the Parent												
							Accumulated other comprehensive income							
	Reference	Share Capital	Share Premium	Reserves	Profit attributable to Parent	Treasury Stock	Translation differences	Other comprehensive income	Other comprehensive income from non-current assets held for sale	Other comprehensive income from financial instruments valuation	Cash flow hedges	Equity to attributable to Parent	Non-controlling interests	Equity
Balances at 31 December 2024		**119,604**	**910,728**	**4,054,505**	**156,920**	**(134,448)**	**803,826**	**(8,787)**	**—**	**(18,351)**	**(270)**	**5,883,727**	**2,723,298**	**8,607,025**
Translation differences		—	—	—	—	—	(808,634)	—	—	—	—	(808,634)	(247,536)	(1,056,170)
Cash flow hedges	Nota 20	—	—	—	—	—	—	—	—	—	(328)	(328)	—	(328)
Other comprehensive income		—	—	—	—	—	—	19	—	—	—	19	—	19
Other comprehensive income from the valuation of financial instruments		—	—	—	—	—	—	—	—	(58,542)	—	(58,542)	—	(58,542)
Other comprehensive income for the period		—	—	—	—	—	(808,634)	19	—	(58,542)	(328)	(867,485)	(247,536)	(1,115,021)
Profit/(loss) for the period		—	—	—	176,786	—	—	—	—	—	—	176,786	54,016	230,802
Total comprehensive income for the period		—	—	—	176,786	—	(808,634)	19	—	(58,542)	(328)	(690,699)	(193,520)	(884,219)
Net change in treasury stock	Nota 13(c)	—	—	—	—	2,280	—	—	—	—	—	2,280	—	2,280
Acquisition of non-controlling interests	Nota 13(b)	—	—	(25,914)	—	—	—	—	—	—	—	(25,914)	(100,745)	(126,659)
Other changes		—	—	(314)	—	—	—	—	—	—	—	(314)	40	(274)
Reserves		—	—	156,920	(156,920)	—	—	—	—	—	—	—	—	—
Operations with equity holders or owners		—	—	130,692	(156,920)	2,280	—	—	—	—	—	(23,948)	(100,705)	(124,653)
Balances at 30 June 2025		**119,604**	**910,728**	**4,185,197**	**176,786**	**(132,168)**	**(4,808)**	**(8,768)**	**—**	**(76,893)**	**(598)**	**5,169,080**	**2,429,073**	**7,598,153**

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

(1) General Information Grifols, S.A. (hereinafter the Company) was incorporated with limited liability under Spanish law on 22 June 1987. Its registered and tax offices are in Avinguda de la Generalitat 152-158, 08174 Sant Cugat del Valles, Barcelona. The Company's statutory activity consist of providing corporate and business administration, management and control services, as well as investing in assets and property. Its principal activity involves rendering administrative, management and control services to its subsidiaries. On 17 May 2006 the Company completed its flotation on the Spanish securities market, which was conducted through the public offering of 71,000,000 ordinary shares of Euros 0.50 par value each and a share premium of Euros 3.90 per share. The total capital increase (including the share premium) amounted to Euros 312.4 million, equivalent to a price of Euros 4.40 per share. The Company’s shares were floated on the Spanish stock exchange IBEX-35 index on 2 January 2008. All of the Company’s shares are listed on the Barcelona, Madrid, Valencia and Bilbao securities markets and on the Spanish Automated Quotation System (SIBE/Continuous Market). On 2 June 2011, Class B non-voting shares (ADRs) were listed on the NASDAQ (USA) and on the Spanish Automated Quotation System (SIBE/Continuous Market). Grifols, S.A. is the Parent of the subsidiaries listed in Appendix I of this note to the consolidated annual accounts of the period ended on December 31, 2024. Grifols, S.A. and subsidiaries (hereinafter the Group) act on an integrated basis and under common management and their principal activity is the procurement, manufacture, preparation and commercialization of therapeutic products, especially plasma-derived products. The main factory locations of the Group’s Spanish companies are in Parets del Vallés (Barcelona) and Torres de Cotilla (Murcia), while the US companies are located in Los Angeles (California), Clayton (North Carolina), Emeryville (California), and San Diego (California). Additionally, the Group has manufacturing facilities in Dublin (Ireland), Montreal (Canada) and Dreieich (Germany). (2) Basis of Presentation and Accounting Principles Applied The condensed consolidated interim financial statements for the six month period ended at 30 June 2025 have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (EUIFRS) and, in particular, in accordance with IAS 34 Interim Financial Statements. These condensed consolidated interim financial statements do not contain all the information required for the preparation of the annual financial statements and should be read in conjunction with the Group's Consolidated Annual Accounts for the year ended 31 December 2024. These condensed consolidated interim financial statements have been prepared by the Board of Directors at its meeting held on July 28 2025. The figures contained in these condensed consolidated interim financial statements are expressed in thousands of Euros. The condensed consolidated interim financial statements for the six months ended at 30 June 2025, have been prepared based on the accounting records maintained by the Group. Data for the three months ended at 30 June 2025, have been included for information purposes. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 1

a) Accounting principles and basis of consolidation applied The accounting policies and basis of consolidation applied in the preparation of the condensed consolidated interim financial statements for the first semester of 2025, except for those detailed in the table below, are the same as those used in the preparation of the consolidated Annual Accounts for the year ended 31 December 2024. In addition, the following standards issued by the IASB and the IFRS Interpretations Committee, and adopted by the European Union for their application in Europe have become effective for the year 2025 and, accordingly, have been considered for the preparation of these condensed consolidated interim financial statements. The application of these standards and interpretations has had no significant impact on these condensed consolidated interim financial statements: Mandatory application for annual periods beginning on or after: Standards IASB effective date EU effective date IAS 21 Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (issued on 15 August 2023) 1 January 2025 1 January 2025 New IFRS and Amendments to IFRS Not Yet Effective as of 30 June 2025 As of the date of preparation of these condensed consolidated interim financial statements, the following new standards and amendments have been issued by the IASB but are not mandatory until the future periods indicated below: Mandatory application for annual periods beginning on or after: Standards IASB effective date EU effective date IFRS 9 / IFRS 7 Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) (issued on 30 May 2024) 1 January 2026 1 January 2026 Annual Improvements Volume 11 (issued on 18 July 2024) 1 January 2026 1 January 2026 IFRS 9 / IFRS 7 Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7 (issued on 18 December 2024) 1 January 2026 1 January 2026 IFRS 18 Presentation and Disclosure in Financial Statements (issued on 9 April 2024) 1 January 2027 Pending IFRS 19 Subsidiaries without Public Accountability: Disclosures (issued on 9 May 2024) 1 January 2027 Pending The Group has not applied any of these standards or interpretations in advance of their effective date. b) Responsibility for relevant disclosures, estimates and judgments when applying policies The information in these condensed consolidated interim financial statements for the six-month period ended at 30 June 2025 is the responsibility of the Company's Directors. The preparation of the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of the Group's accounting policies. The following notes include a summary of the relevant accounting estimates and judgements used to apply accounting policies that have had the most significant effect on the amounts recognized in these condensed consolidated interim financial statements. • Assumptions used to test non-financial assets for impairment. Relevant cash generating units are tested at least annually for impairment. These are based on risk-adjusted future cash flows discounted using appropriate interest rates. Assumptions relating to risk-adjusted future cash flows and discount rates are based on business forecasts and are therefore inherently subjective. Future events could cause a change in business forecasts, with a consequent adverse effect on the future results of the Group. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 1

• The determination of the fair value of the acquired assets and assumed liabilities in a business combination and the allocation of the purchase price (see notes 3 and 4(a) to the consolidated annual accounts for the year ended December 31, 2024). • Evaluation of the capitalization of development costs (see note 4(d) to the consolidated annual accounts for the year ended December 31, 2024). Key assumption is related to the estimation of sufficient future economic benefits of the projects. • Valuation of inventory and assessment of the recoverability of the carrying value of inventory. The key assumptions consider the regulatory approvals and the forecasted demand for the products marketed by the Group. • The calculation of the income tax expense requires tax legislation interpretations in the jurisdictions where Grifols operates. The decision as to whether the tax authority will accept a given uncertain tax treatment and the expected outcome of outstanding litigation requires significant estimates and judgements. Likewise, Grifols recognizes deferred tax assets, mainly from tax credits and rights to deduct to the extent that it is probable that sufficient taxable income will be available against which temporary differences can be utilized, based on management assumptions regarding amount and payments of future taxable profits (see notes 4(q) and 28 to the consolidated annual accounts for the year ended December 31, 2024). • Determination of chargebacks made to certain customers in the United States (see note 4(p) to the consolidated annual accounts for the year ended December 31, 2024). • The assumptions used for the calculation of the fair value of financial instruments (see notes 29 and 30 to the consolidated annual accounts for the year ended December 31, 2024). • The assessment of the classification as equity instruments of certain financial instruments that, under particular circumstances, may result in a cash outflow (see note 17(a) to the consolidated annual accounts for the year ended December 31, 2024). • Evaluation of whether Grifols controls a subsidiary or not, analyzing factors such as rights derived from contractual agreements, as well as actual and potential voting rights, considering for these purposes the potential voting rights held by Grifols exercisable at the closing date of its fiscal year (see notes 2(b), 10 and 19 to the consolidated annual accounts for the year ended December 31, 2024). • Assessment of the non-existence of a contractual obligation for Grifols. S.A. within the framework of the agreement signed with Haier for the sale of 20% of the shares of Shanghai RAAS in relation to the commitment by which the Company will make its commercially reasonable efforts to ensure that its subsidiary Grifols Diagnostic Solutions, Inc. declares and distributes dividends to its shareholders (see note 29(e) to the consolidated annual accounts for the year ended December 31, 2024). No changes have been made to prior year judgments relating to existing uncertainties. The Group is also exposed to interest rate and currency risks. Grifols' management does not believe that there are any assumptions or estimation uncertainties that pose a significant risk that could give rise to material adjustments in the next year. The relevant estimates and judgements used in the preparation of these condensed consolidated interim financial statements do not differ significantly from those used in the preparation of the consolidated annual accounts as of December 31, 2024, and for the six month ended at 30 June 2025. c) Comparative financial information Grifols' condensed consolidated interim financial statements for the six months ended at 30 June 2025 show comparative figures as of 31 December 2024 for the consolidated balance sheet and the six months ended at 30 June 2024 for the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement and the related notes. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 2

d) Seasonality of operations in the period Given the nature of the Group's activities, there are no factors that determine significant seasonality in the Group's operations that would affect the interpretation of these condensed consolidated interim financial statements for the six-month period ended 30 June 2025 in comparison with financial statements for a full year. e) Materiality In determining the disclosures in these explanatory notes in accordance with IAS 34, materiality has been considered in relation to these condensed consolidated interim financial statements. (3) Changes in the consolidation scope The Group prepares its condensed interim consolidated financial statements including its investments in all its subsidiaries, associates and joint ventures. Appendix I to the consolidated annual accounts at 31 December 2024 lists the companies in which Grifols, S.A. has direct or indirect holdings and which have been included in the scope of consolidation at that date. The main changes in the scope of consolidation that have taken place in the six-month period ended 30 June 2025, are detailed below: a) Increase in participation in dependent entities: 30/06/2025 Name Country Parent Description Date Consolidation method % voting rights acquired % total voting rights following acquisition (1) Araclon Biotech Spain Grifols Innovation and New Technologies Limited Acquisition March 25 Full consolidation 0.58% 76.43% Biotest AG Germany Grifols S.A. y Grifols Biotest Holdings, GmbH Acquisition February 25 and June 25 Full consolidation 10.14% 80.32% Biotest MidCo GmbH Germany Grifols S.A. Acquisition March 25 Full consolidation 100% 100% Biotest Management GmbH Germany Biotest MidCo GmbH Acquisition March 25 Full consolidation 100% 100% (1) Percentage corresponding to the direct and indirect stake of the next higher parent company in the subsidiary. Araclon Biotech On March 7, 2025, Grifols, through its 100% owned subsidiary Grifols Innovation and New Technologies Limited, acquired 0.58% of the share capital of Araclon Biotech for a value of Euros 960 thousand. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 3

Biotest On February 14, 2025, Grifols acquired 589,694 non-voting preferred shares, representing approximately 1.5% of the share capital of Biotest AG at a price of €30.00 per share. The total amount disbursed by the Group amounts Euros 17,690 thousand. As a result of this transaction, the Group, directly and indirectly, became the owner of 71.68% of Biotest AG. On March 31, 2025, Biotest Holdings GmbH announced its decision to make a delisting offer for the acquisition of all ordinary voting shares of Biotest AG ("Biotest") at a price of €43.00 per share, as well as the non-voting preferred shares at a price of €30.00 per share, in accordance with the provisions of the Offer Document. The acceptance period ended on June 6, 2025, the date from which Biotest AG's shares ceased trading on the Frankfurt Stock Exchange. The offer was accepted for a total of: • 416,922 ordinary shares, representing approximately 2.11% of the total issued ordinary shares with voting rights and 1.05% of Biotest's total share capital, and • 3,002,804 non-voting preferred shares, representing approximately 15.18% of the total preferred shares issued and 7.59% of Biotest's total share capital. The total amount disbursed by the Group within the framework of this operation amounted to Euros108,011 thousand. As a result of the delisting offer, the Group, directly and indirectly through its subsidiary Grifols Biotest Holding GmbH, came to hold: • 99.25% of the total ordinary voting shares issued, and • 61.40% of the total non-voting preferred shares issued. The settlement of the offer was carried out on 16 June 2025. In accordance with the provisions of IFRS 10 – Consolidated Financial Statements, this transaction has been accounted for as a transaction with non-controlling interests, as the Group continues to exercise control over Biotest AG. Consequently, there has been no impact on the condensed interim consolidated income statement of the Grifols Group. The impact of the transaction on the consolidated balance sheet as of 30 June 30 2025 is reflected in the following terms: • A decrease under the heading "Non-controlling interests" amounting to Euros 107.7 million, including an effect on translation differences of Euros 6.9 million; and • A change in accumulated reserves (undistributed income) amounting to Euros 24.9 million (see Note 13(b)). GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 4

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

b) Decrease in shareholdings in subsidiaries, joint ventures and/or investments in associates:

					30/06/2025		
Name	**Country**	**Parent**	**Description**	**Date**	**Consolidation method**	**% voting rights disposed of or derecognized**	**% total voting rights in entity following disposal**
Biotest UK Ltd	U.K.	Grifols UK Ltd.	Merged	February 25	Full consolidation	100.00%	—%
Medcom Advance, S.A.	Spain	Grifols Innovation and New Technologies Limited	Dissolved	February 25	Equity method	45.00%	—%
Biotek America LLC ("ITK JV")	United States	Grifols Bio North America LLC	Dissolved	February 25	Joint operation	75.00%	—%
Grifols Pyrenees Research Center, S.L.	Andorra	Grifols Innovation and New Technologies Limited	Dissolved	March 25	Full consolidation	100.00%	—%

Immunotek Plasma Centers

Acquisition of Plasma Centers - Group 1&2

As a result of the collaboration agreement signed with ImmunoTek GH, LLC, Grifols acquired 7 silos on 1 April 2024 and 7 silos on 1 July 2024, one silo for each plasma center for an amount of US Dollars 134,902 thousand and US Dollars 130,956 thousand, respectively. These transactions meant that Grifols gained control of the 14 centers as of their acquisition date in 2024, which had previously been considered within a joint operation (Group 1 and 2).

Therefore, Grifols applied the requirements for a business combination carried out in stages. However, considering that (i) Grifols' effective participation in the joint venture was null and void and (ii) all of the assets and liabilities related to the joint venture were already recognized in the consolidated financial statements, the difference between the consideration paid and the fair value of the assets and liabilities, which would not be deducted from their carrying amount, was recognized as provisional goodwill at the acquisition date for an amount of Euros 233,421 thousand (US Dollars 252,766 thousand).

During the current year, and within 12 months from the date of acquisition, the Group has completed the analysis of the adjustments derived from the acquisition, which has led to an adjustment to goodwill in the amount of Euros 2,768 thousand (US Dollars 2,893 thousand).

Acquisition of Plasma Centers - Group 3&4

In accordance with the agreements in force between Grifols Bio North America LLC ("GBNA") and Immunotek GH LLC ("Immunotek") (the "Immunotek Collaboration Agreement"), effective January 2, 2025, GBNA acquired a group of 8 plasma collection centers in the U.S. (the "Group 3 Centers") from Immunotek for a total net amount of approximately US Dollars 78,888 thousand.

Likewise, and despite the fact that the Collaboration Agreement with Immunotek provided that the acquisition of the Group 4 Centers (defined below) would be carried out in January 2026, in response to the strategic decision to optimize operational efficiency, Immunotek and Grifols signed an amendment to the Collaboration Agreement with Immunotek then in force, pursuant to which, effective 3 February 2025, GBNA acquired from Immunotek the last 6 plasma collection centers in the U.S. (the "Group 4 Centers"), for a purchase price of approximately US Dollars

5

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

62,428 thousand, with payment of the price deferred until 2 January 2026 (as provided for in the original Immunotek Collaboration Agreement). As a result of the above, Grifols has recognized a short-term liability in 2025 for the deferred amount of the acquisition of the Group 4 Centers.

The deferred payment obligation has been formalized by a promissory note between Biomat Holdings LLC, as issuer, and Immunotek, as holder of the note, for an aggregate amount of US Dollars 69,861,403 (the "Note") (including mainly management fees related to the centers until May and other concepts amounting to US Dollars 7 million), maturing on 2 January 2026. The Group 4 Centers are encumbered as collateral of the Promissory Note and (following the same guarantee provided by Grifols S.A. under the Collaboration Agreement with Immunotek) the Promissory Note is guaranteed by Grifols, S.A.

Therefore, and following the acquisition of the Group 3 Centers and the Group 4 Centers, Grifols has gained control of the 14 centers in 2025 (previously integrated within a joint operation) and now owns and fully manages as of 1 May 2025, through its subsidiary Biomat Holdings LLC, the 28 plasma collection centers in the U.S. developed by Immunotek under the Collaboration Agreement with Immunotek. The collaboration with Immunotek has ended, and GBNA is no longer part of the joint venture, Biotek America LLC.

Grifols has applied the requirements for a business combination carried out in stages. However, considering that (i) Grifols' effective participation in the joint venture is null and void and (ii) all of the assets and liabilities related to the joint venture are already recognized in the consolidated financial statements, the difference between the consideration paid and the fair value of the assets and liabilities, which does not differ from their carrying amount, It has been recognized as provisional goodwill at the date of acquisition.

The aggregate detail of the cost of the business combination and interim goodwill as of the acquisition date is shown below:

	Thousands of Euros	Thousands of US Dollar
Consideration	268,457	281,316
Advance payment	(133,601)	(140,000)
Net consideration	134,856	141,316
Step-up of net assets adquired[1]	—	—
Goodwill	268,457	281,316
Adjustments from acquisition [2]	(27,109)	(28,407)
Goodwill, net of adjustments	241,348	252,909

[1] There is no revaluation of net assets since the fair value of the same does not differ from their carrying value, which was previously recognized in the consolidated financial statements in the context of a joint venture.

[2] The adjustments resulting from the acquisition relate primarily to the elimination of the net balance payable that the silos maintained with ImmunoTek. Such balances are the accumulated losses from the silos, which are allocated to ImmunoTek in accordance with the terms of the contract.

The resulting goodwill is allocated to the Biopharma segment and includes the donor database, licenses and workforce.

Finally, on 3 February 2025, Immunotek released three of the five warranties that Grifols Shared Services North America, Inc. (a wholly-owned subsidiary managed by the Grifols Group) had granted to Immunotek in June 2023 for certain leases related to certain Immunotek plasma collection centers outside of the collaboration under the Biotek America LLC joint venture. The remaining two guarantees, totaling approximately US Dollars 20 million, remain in force and are expected to remain in effect for as long as the leases remain in effect, with their balance being reduced as the lease term in question is reduced.

6

If the acquisition had taken place on January 1, 2025, the Group’s revenue and net profit would not have changed, since the Group was already integrating those centers as a joint operation (see Note 10 of the consolidated annual accounts for the year ended December 31, 2024). (4) Financial Risk Management Policy Additionally to the main risks faced by the Group described in Note 30 of the consolidated annual accounts for the year ended December 31, 2024, during the first six months of 2025, the Group has identified new risk factors related to: • Potential tariffs on certain products in specific markets. The vertically integrated structure and the cross-licensing model that the Group presents in many of its locations offer Grifols flexibility and adaptability. • Regulatory changes in the United States that could affect the ability to set sales prices for our medical products, including legislative initiatives such as the One Big Beautiful Bill Act or the Delivering Most-Favored-Nation Prescription Drug Pricing to American Patients Act. To date, according to internal analysis, both risks are not considered to significantly impact the company's financial statements. The Group will continue to monitor the geopolitical environment and evaluate any possible impact of such measures. (5) Financial Reporting by Segment A breakdown of revenue by business segment for the six-month period ended 30 June 2025, and 30 June 2024 is as follows: Net revenues (Thousands of Euros) Six-Months Ended 30 June 2025 Six-Months Ended 30 June 2024 Three-Months Ended 30 June 2025 Three-Months Ended 30 June 2024 Not reviewed Not reviewed Biopharma 3,153,789 2,922,355 1,632,629 1,527,627 Diagnostic 331,632 322,544 161,588 164,261 Bio Supplies 68,958 109,563 36,403 78,095 Other 122,561 89,151 60,511 47,924 Total 3,676,940 3,443,613 1,891,131 1,817,907 A breakdown of net sales by geographical area for the six month period ended 30 June 2025, and 30 June 2024 is as follows: GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 7

Net revenues (Thousands of Euros) Geographical area Six-Months Ended 30 June 2025 Six-Months Ended 30 June 2024 Three-Months Ended 30 June 2025 Three-Months Ended 30 June 2024 Not reviewed Not reviewed Spain 209,603 202,027 105,036 104,138 Rest of the EU 581,923 505,396 296,216 271,759 US + Canada 2,092,916 1,963,198 1,067,726 1,037,871 Rest of the World 792,498 772,992 422,153 404,139 Total 3,676,940 3,443,613 1,891,131 1,817,907 GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 8

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The allocation by business segment of the net consolidated profit or loss for the six-month period ended 30 June 2025, and 30 June 2024 is as follows:

	Profit/(loss) (Thousands of Euros)			
	Six-Months Ended 30 June 2025	Six-Months Ended 30 June 2024	Three-Months Ended 30 June 2025	Three-Months Ended 30 June 2024
			Not reviewed	Not reviewed
Biopharma	673,493	539,103	369,760	292,588
Diagnostic	55,215	57,838	29,611	31,420
Bio supplies	18,438	16,670	11,843	10,092
Others	2,854	33,477	659	38,438
	750,000	647,088	411,873	372,538
Unallocated expenses plus net financial result	(444,228)	(533,054)	(221,364)	(305,560)
Profit before income tax from continuing operations	305,772	114,034	190,509	66,978

(6) Goodwill

The composition and movement of "Goodwill" in the consolidated balance sheet as at 30 June 2025 are as follows:

		Thousands of Euros			
	Segment	Balance at 31/12/2024	Business Combination	Translation differences	Balance at 30/06/2025
Net value					
Grifols UK, Ltd. (UK)	Biopharma	8,287	—	(255)	8,032
Grifols Italia.S.p.A. (Italy)	Biopharma	6,118	—	—	6,118
Biomat USA, Inc. (USA)	Biopharma	912,393	—	(103,618)	808,775
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	9,595	—	(392)	9,203
Grifols Therapeutics, Inc. (USA)	Biopharma	2,138,982	—	(242,916)	1,896,066
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	—	—	40,516
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnostic	2,794,800	—	(314,771)	2,480,029
Kiro Grifols, S.L. (Spain)	Others	15,415	—	—	15,415
Haema, GmbH. (Germany)	Biopharma	190,014	—	—	190,014
BPC Plasma, Inc. (formerly Biotest Pharma, Corp.) (USA)	Biopharma	165,255	—	(18,767)	146,488
Plasmavita Healthcare GmbH (Germany)	Biopharma	9,987	—	—	9,987
Alkahest, Inc (USA)	Others	84,681	—	(9,617)	75,064
Grifols Canada Therapeutics, Inc (Canada)	Biopharma	149,712	—	(10,079)	139,633
GigaGen, Inc (USA)	Others	122,778	—	(13,943)	108,835
Haema Plasma Kft. (Hungary)	Biopharma	13,167	—	380	13,547
Grifols Canada Plasma, Inc. (formerly Prometic Plasma Resources, Inc.) (Canada)	Biopharma	10,288	—	(693)	9,595
Grifols Biotest Holdings GmbH / Biotest AG (Germany)	Biopharma	303,624	—	—	303,624
Grifols Bio Supplies Inc (USA)	Bio Supplies	184,143	—	(20,913)	163,230
Biomat Holdings LLC (USA)	Biopharma	243,301	244,116	(53,485)	433,932
		7,403,056	244,116	(789,069)	6,858,103
			(See note 3)		

9

Impairment testing: CGUs correspond to the reporting segments except for the Others segment which corresponds to Kiro Grifols, Alkahest and GigaGen as separated CGUs. As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the Biopharma segment, grouping them together at segment level, because substantial synergies were expected to arise on the acquisition of Talecris, and due to the vertical integration of the business and the lack of an independent organized market for the products. Because the synergies benefit the Biopharma segment globally they cannot be allocated to individual CGUs. The Biopharma segment represents the lowest level to which goodwill is allocated and is subject to control by Group management for internal control purposes. As a result of the acquisition of Novartis’ Diagnostic business unit in 2014, the Group decided to combine Araclon, Progenika, Australia and Hologic’s share of NAT donor screening unit acquisition into a single CGU for the Diagnostic business as the acquisition is supporting not only the vertically integration business but also cross-selling opportunities. In addition, for management purposes, the Group’s management is focused on the business more than geographical areas or individual companies. In addition, due to the acquisition of the remaining 51% stake in Access Biologicals LLC in the year 2022, a new CGU for the Bio Supplies business was identified. The CGUs established by Grifols management are: • Biopharma • Diagnostic • Bio Supplies • Kiro Grifols • GigaGen • Alkahest There is no indication of impairment regarding the CGUs as of 30 June 2025. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 10

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(7) Other Intangible Assets, Rights of Use and Property, Plant and Equipment

Movement in Other Intangible Assets, Rights of Use and Property, Plant and Equipment for the six-month period ended 30 June 2025 is as follows:

	Thousands of Euros			
	Other intangible assets	Rights of Use	Property, plant and equipment	Total
Total Cost at 31/12/2024	4,297,723	1,363,456	5,587,369	11,248,548
Total depreciation and amortization at 31/12/2024	(1,358,740)	(395,152)	(2,238,466)	(3,992,358)
Impairment at 31/12/2024	(12,851)	—	(7,057)	(19,908)
Balance at 31/12/2024	2,926,132	968,304	3,341,846	7,236,282
Cost				
Additions	72,879	107,498	123,543	303,920
Business Combination	—	—	—	—
Disposals	(14,430)	(31,398)	(23,060)	(68,888)
Transfers	755	(5,104)	(755)	(5,104)
Translation Differences	(309,060)	(125,315)	(426,383)	(860,758)
Total Cost at 30/06/2025	4,047,867	1,309,137	5,260,714	10,617,718
Depreciation & amortization				
Additions (note 16)	(66,176)	(42,338)	(110,271)	(218,785)
Transfers	—	5,104	—	5,104
Translation Differences	118,086	33,485	178,543	330,114
Total depreciation and amortization at 30/06/2025	(1,294,499)	(369,355)	(2,157,365)	(3,821,219)
Impairment				
Translation Differences	59	—	286	345
Total impairment at 30/06/2025	(12,792)	—	(6,771)	(19,563)
Total balance at 30/06/2025	2,740,576	939,782	3,096,578	6,776,936

There is no evidence of impairment identified at 30 June 2025.

Intangible assets acquired from Talecris mainly include currently marketed products. Identifiable intangible assets correspond to Gamunex and have been recognized at fair value at the acquisition date of Talecris and classified as currently marketed products. Intangible assets recognized comprise the rights on the Gamunex product, its commercialization and distribution license, trademark, as well as relations with hospitals. Each of these components is closely linked and fully complementary, are subject to similar risks and have a similar regulatory approval process.

Intangible assets acquired from Progenika mainly include currently marketed products. Identifiable intangible assets correspond to blood, immunology and cardiovascular genotyping. These assets have been recognized at fair value at the acquisition date of Progenika and classified as currently marketed products.

The intangible assets acquired from Biotest mainly include the acquired product portfolio. The identifiable intangible assets correspond to the plasma therapies segment and have been recorded at fair value at the date of acquisition of Biotest and classified as an acquired product portfolio.

The intangible assets acquired from Access Biologicals LLC mainly include customer relationships. This asset has been recorded at fair value at the date of acquisition of Access Biologicals LLC and classified as acquired customer relationships.

11

The estimated useful life of the currently marketed products acquired from Talecris is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex) and is amortized on a straight-line basis. At 30 June 2025, the residual useful life of currently marketed products is 15 years and 11 months (16 years and 11 months at 30 June 2024). The estimated useful life of the currently marketed products acquired from Progenika is considered limited, has been estimated at 10 years on the basis of the expected life cycle of the product and is amortized on a straight-line basis. In 2023 the currently marketed products reached the end of their useful life. The estimated useful life of the product portfolio acquired from Biotest is considered limited and has been estimated at 30 years, based on the expected life cycle of the products. The amortization method is linear. The estimated useful life of the customer relationships acquired from Access Biologicals LLC is considered limited and has been estimated at 14 years, based on the rate of decline of the same. The amortization method is linear. At 30 June 2025 the Group has an amount of Euros 1,450,794 thousand as development costs in progress (Euros 1,471,975 thousand at 31 December 2024). This amount includes an amount of Euros 268,086 thousand as of 30 June 2025 (Euros 302,433 thousand as of 31 December 2024) corresponding to the ongoing research and development projects for products for neurodegenerative disorders, neuromuscular diseases, and ophthalmological diseases acquired from Alkahest. Likewise, this amount also includes an amount of Euros 888,840 thousand as of 30 June 2025 (Euros 878,872 thousand as of 31 December 2024) corresponding to the ongoing research and development projects in plasma therapies acquired from Biotest (Fibrinogen and Trimodulin). Property, plant and equipment under construction as of 30 June 2025 amount to Euros 796,485 thousand (Euros 802,313 thousand as of 31 December 2024) and mainly correspond to the investments incurred in the expansion of the facilities of the companies and their productive capacity in the United States, Canada, and Ireland. The Group has recognized Euros 14,148 thousand as capitalized interest in the Consolidated Statements of Profit and Loss at 30 June 2025 (Euros 15,382 thousand at 30 June 2024). As of 30 June 2025, the Group has commitments to purchase fixed assets amounting to Euros 50,526 thousand. (8) Leases The composition of the balance related to leases at 30 June 2025 and 31 December 2024 is as follows: Right-of-use assets Thousands of Euros 30/06/2025 31/12/2024 Land and buildings 926,513 956,617 Machinery 2,908 3,173 Computer equipment 1,147 1,032 Vehicles 9,214 7,482 939,782 968,304 Lease liabilities Thousands of Euros Reference 30/06/2025 31/12/2024 Non-current Note 14 977,646 1,024,845 Current Note 14 111,829 116,534 1,089,475 1,141,379 Movement for the period ended 30 June 2025, is included in note 7 "Other Intangible Assets, Rights of Use and Property, Plant and Equipment". GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 12

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The composition of lease liabilities as of 30 June 2025 and 2024 is shown below. Undiscounted future payments classified on a maturity basis are presented together with the effect of the financial discount:

	Thousands of Euros	
	30/06/2025	31/12/2024
Maturity:		
Within one year	111,829	116,534
In the second year	109,181	117,233
In the third to fifth years	225,438	319,410
After the fifth year	1,286,041	1,221,344
	1,732,489	1,774,521
Discounting effect	(643,014)	(633,142)
Total lease liabilities	1,089,475	1,141,379

The amounts recognized in the consolidated income statement of profit or loss relating to lease contracts during the three- and six.month periods ended 30 June 2025 and 2024 are as follows:

Right-of-use depreciation	Thousands of Euros			
	Six-Months Ended 30 June 2025	Six-Months Ended 30 June 2024	Three-Months Ended 30 June 2025	Three-Months Ended 30 June 2024
			Not reviewed	Not reviewed
Buildings	38,554	37,206	18,928	19,568
Machinery	746	809	370	388
Computer equipment	332	259	176	117
Vehicles	2,706	2,520	1,353	1,282
	42,338	40,794	20,827	21,355

		Thousands of Euros			
	Reference	Six-Months Ended 30 June 2025	Six-Months Ended 30 June 2024	Three-Months Ended 30 June 2025	Three-Months Ended 30 June 2024
				Not reviewed	Not reviewed
Finance lease expenses	Note 16	29,374	23,792	14,084	12,302
		29,374	23,792	14,084	12,302

	Thousands of Euros			
	Six-Months Ended 30 June 2025	Six-Months Ended 30 June 2024	Three-Months Ended 30 June 2025	Three-Months Ended 30 June 2024
			Not reviewed	Not reviewed
Expenses related to short-term contracts	480	530	184	340
Expenses related to low-value contracts	7,999	8,800	4,686	5,360
Other operating lease expenses	12,459	13,296	5,417	6,842
	20,938	22,626	10,287	12,542

At 30 June 2025, the Group has paid a total of Euros 61,083 thousand related to lease contracts (Euros 52,601 thousand at 30 June 2024).

The total amount recognized in the consolidated balance sheet corresponds to lease contracts in which the Group is the lessee.

13

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(9) Equity-Accounted Investees and Joint Business

Movement in the investments in equity-accounted investees for the year ended 30 June 2025 is as follows:

	Thousands of Euros		
	2025		
	Equity accounted investees with similar activity to that of the Group		
	Grifols Egypt Plasma Derivatives	BioDarou P.J.S. Co.	Total
Balance at January 1	63,063	5,933	68,996
	—		
Contributions	20,224	—	20,224
Share of profit / (losses)	(1,946)	(3,851)	(5,797)
Share of other comprehensive income / translation differences	(5,916)	—	(5,916)
Collected dividends	—	—	—
Impairment loss	—	—	—
Transfers	—	—	—
Balance at June 30	75,425	2,082	77,507

The main movements of the entities valued by the equity method with activity similar to that of the Group are explained below:

Grifols Egypt for Plasma Derivatives (S.A.E.)

On 29 July 2021, a cooperation agreement was signed with the National Service Projects Organization (NSPO) to help building a platform to bring self-sufficiency in plasma-derived medicines to Egypt. The Company made a first contribution of US Dollars 36,750 thousand (equivalent to Euros 30,454 thousand at the date of integration), and in exchange received Grifols Egypt for Plasma Derivatives (S.A.E.) shares representing 49% of its share capital. The Company committed to making further contributions until the share capital of Grifols Egypt for Plasma Derivatives reached US dollars 300 million and as capital requirements were approved. As a result, during the six-month period ended June 30, 2025, the Group made a further capital contribution of US Dollars 22,050 thousand during 2025 (US Dollars 44,100 thousand in 2024 and US Dollars 22,050 thousand in both 2023 and 2022,), equivalent to 49% of the total capital increase made. Thus, the total contributions made by the Group to the Company as of 30 June 2025 amount to US Dollars 147,000 thousand, equivalent to 49% of its share capital, which total amount is US Dollars 300,000 thousand.

14

(10) Financial Assets The composition of non-current financial assets in the consolidated balance sheet at 30 June 2025 and 31 December 2024 is as follows: Thousands of Euros Reference 30/06/2025 31/12/2024 Other non-current investments 362,658 422,258 Non-current derivatives Note 20 — 1,181 Other non-current financial assets (a) 138 — Total Non-current financial assets measured at fair value 362,796 423,439 Non-current guarantee deposits 8,723 9,420 Other non-current financial assets (a) 30,706 37,718 Non-current loans (b) 21,270 19,915 Total Non-current financial assets measured at amortized cost 60,699 67,053 In Non-current guarantee deposits, there are long-term deposits with related parties that amount Euros 943 thousand at 30 June 2025 (Euros 943 thousand at 31 December 2024) (note 21). Other non-current investments includes the investment in the 6.58% interest in SRAAS shares. This investment is considered a financial asset measured at fair value with changes in ‘Other Comprehensive Income of financial investments’ whose fair value at 30 June 2025 has been calculated on the basis of the SRAAS share price at that date (CNY 6.87 per share) in the amount of Euros 357,588 thousand recognizing a loss under the heading of other comprehensive income of Euros 58,542 thousand net of tax. Details of current financial assets on the consolidated balance sheet at 30 June 2025 and 31 December 2024 are as follows: Thousands of Euros Reference 30/06/2025 31/12/2024 Current derivatives Note 20 8,418 6,064 Total Non-current financial assets measured at fair value 8,418 6,064 Thousands of Euros Reference 30/06/25 31/12/2024 Deposits and guarantees 16,579 3,000 Other current financial assets (a) 7,109 21,179 Current loans (b) 231,270 213,331 Total other current financial assets measured at amortized cost 254,958 237,510 a) Other non-current and current financial assets A breakdown of other non-current financial assets is as follows: Thousands of Euros Reference 30/06/2025 31/12/2024 Other financial assets with associated parties Note 21 418 418 Other financial assets with third parties 37,535 58,479 Total other non-current and current financial assets 37,953 58,897 GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 15

b) Non-current and current loans Details of non-current and current loans are as follows: Thousands of Euros Reference 30/06/2025 31/12/2024 Loans to related parties Note 21 230,014 214,119 Loans to third parties 22,526 19,127 Total current and non-current loans 252,540 233,246 "Loans to related parties" includes an amount of Euros 109,531 thousand (Euros 82,255 thousand as of 31 December 2024) corresponding to the open balance of the cash pooling that Haema GmbH and BPC Plasma, Inc. have with Scranton Plasma B.V. (note 21). Despite their maturity date being 2027, these have been maintained in the short term as their recovery is expected with the compensation of dividends by Scranton Plasma B.V. expected in 2025. In 2024, BPC Plasma, Inc. distributed to its shareholder Scranton Plasma B.V. a dividend without cash outflow compensating “Loans to related parties” amounted Euros 39,509 thousand. This distribution had an impact against the Group's non-controlling interests reserves. Additionally, it also includes a loan signed by Scranton Enterprises, BV. with the Group on December 28, 2018 for an initial amount of US Dollar 95,000 thousand (Euros 86,969 thousand) related to the payment of the sale of the shares in BPC Plasma, Inc. and Haema, GmbH, with maturity December 2025. Furthermore, in 2023 an additional amount of Euros 15,000 thousand was drawn under the same terms as the original loan. As of 30 June 2025, the recorded amount stands at Euros 120,483 thousand, including accrued and capitalized interest to date (Euros 131,864 thousand as of 31 December 2024). (11) Trade and Other Receivables During 2025 and 2024, the Grifols Group has sold receivables without recourse to some financial institutions (factors), to which the risks and benefits inherent to the ownership of the assigned credits are substantially transferred. Also, the control over the assigned credits, understood as the factor's ability to sell them to an unrelated third party, unilaterally and without restrictions, has been transferred to the factor. The main conditions of these contracts include the advanced collection of the assigned credits that vary between 70% and 100% of the nominal amount and a percentage of insolvency risk coverage on the factor side that varies between 90% and 100% of the nominal of the assigned credits. These contracts have been considered as non-recourse factoring and the amount advanced by the factors has been derecognized from the balance sheet. The finance cost of the receivables sold amounted to Euros 6,114 thousand for the six-month period ended 30 June 2025 and is recognized under "Finance costs" in the consolidated statement of profit and loss (Euros 13,685 thousand for the six-month period ended 30 June 2024) (see note 16). The volume of gross invoices sold without recourse to various financial institutions which would not have been collected as 30 June 2025, totals Euros 428,351 thousand (Euros 373,008 thousand at 31 December 2024). Details of balances with related parties are shown in note 21. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(12) Cash and Cash Equivalents The composition of this item in the consolidated balance sheet at 30 June 2025 and 31 December 2024 is as follows: Thousands of Euros 30/06/2025 31/12/2024 Short term deposits 45,864 5,100 Cash in hand and at banks 512,827 974,680 Total cash and cash equivalents 558,691 979,780 (13) Equity The detail and movements in consolidated equity are set out in the condensed consolidated statement of changes in equity, which forms an integral part of this note to these condensed consolidated interim financial statements. a) Subscribed capital and share premium At 30 June 2025 and 31 December 2024, the Company’s share capital amounts to Euros 119,603,705 and consists of: • Class A shares: 426,129,798 ordinary shares of Euros 0.25 par value each, subscribed and fully paid and of the same class and series. • Class B shares: 261,425,110 non-voting preference shares of 0.05 Euros par value each, of the same class and series, and with the preferential rights set forth in the Company’s by-laws. b) Reserves The availability the reserves for distribution is subject to legislation applicable to each of the Group companies. At 30 June 2025, an amount of Euros 26,324 thousand equivalent to the carrying amount of corresponding to the unamortized research and development expenses of certain Spanish companies (Euros 18,925 thousand at December 31, 2024) are, in accordance with applicable regulations, restricted reserves, which cannot be distributed until these development costs have been amortized. Companies in Spain are obliged to transfer 10% of each year’s profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase. A 30 June 2025 and 31 December 2024 the legal reserve of the Parent company amounts to Euros 23,921 thousand. Finally, the hedging reserve includes the cash flow hedge reserve and the costs of hedging reserve, see note 4(i) to the consolidated annual accounts for the year ended 31 December 2024 for details. The cash flow hedge reserve is used to recognise the effective portion of gains or losses on derivatives that are designated and qualify as cash flow hedges, as described in note 20. The Group defers the changes in the forward element of forward contracts and the time value of option contracts in the costs of hedging reserve. The movement in this caption of the consolidated balance sheet during the six-month period ended at 30 June 2025 is reflected in the consolidated statement of changes in equity. The most significant movements in the current year relate to the acquisitions of Biotest AG and Araclon Biotech (note 3). Both had a negative impact on reserves, decreasing them by Euro 24,942 thousand and Euro 968 thousand, respectively. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 17

c) Treasury stock The movement of Class A treasury shares during the six-month period ended 30 June 2025, is presented below. During the six-month period ended 30 June 2024, there was no movement in Class A treasury shares. No. of Class A shares Thousands of Euros Balance at 1 January 2025 3,944,430 89,959 Disposal Class A shares (100,000) (2,280) Balance at 30 June 2025 3,844,430 87,679 In March 2025, the Group delivered 100,000 treasury stocks (Class A shares) to an ex-employee as compensation under the Stock Incentive Plan 2025 (see note 20 (c)). During the six months ended 30 June 2025, there was no movement in Class B treasury stock, with the number of shares amounting to 3,201,374 and a value of Euros 44,489 thousand. Movement in Class B treasury stock during the six-month period ended 30 June 2024 is as follows: No. of Class B shares Thousands of Euros Balance at 1 January 2024 4,518,199 62,789 Disposal Class B shares (536,920) (7,461) Balance at 30 June 2024 3,981,279 55,328 In April 2024, the Group delivered 536,920 treasury stocks (Class B shares) to eligible employees as compensation under the Restricted Share Unit Retention Plan (see note 20 (c)). d) Distribution of profits The profits of Grifols, S.A. and subsidiaries are applied as approved at the respective General Shareholders' Meetings and the proposed distribution of profit for the year ended 31 December 2024 is presented as part of the consolidated statement of changes in equity. Consequently, no dividends were paid during the six-month period ended 30 June 2025 and 2024. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 18

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

e) Non-controlling interests

Details of non-controlling interests and movement at 30 June 2025 are as follows:

	Thousands of Euros							
	Reference	**Balance at 31/12/2024**	Additions	Business combinations / Perimeter variations	Dividends	Other movements	Translation differences	**Balance at 30/06/2025**
Grifols (Thailand) Pte Ltd		5,737	(52)	—	(14)	—	(368)	5,303
Araclon Biotech, S.A.		(1,404)	(266)	12	—	—	—	(1,658)
Haema GmbH		259,811	4,797	—	—	—	—	264,608
BPC Plasma, Inc		145,602	25,794	—	—	4	(18,733)	152,667
Grifols Diagnostics Solutions Inc.		1,970,106	37,246	—	—	48	(221,591)	1,785,809
Plasmavita Healthcare		16,461	1,762	—	—	—	3	18,226
Albimmune SL		(2,567)	(10)	—	—	—	—	(2,577)
Biotest AG	Note 3	329,552	(15,255)	(107,631)	—	—	31	206,697
		2,723,298	**54,016**	**(107,619)**	**(14)**	**52**	**(240,658)**	**2,429,075**

f) Significant shareholders

The most significant shareholdings in the share capital of Grifols, S.A. as of 30 June 2025, according to publicly available information or communication made to the Company, are as follows:

	% of voting rights attached to the shares		% of voting rights through financial instruments		% of total voting rights
Name or company name of shareholder	Direct	Indirect	Direct	Indirect	
Marc P. Andersen	—%	3.13%	—%	—%	3.13%
BlackRock, Inc.	—%	3.38%	—%	0.89%	4.27%
Deria, S.A.	9.20%	—%	—%	—%	9.20%
Flat Footed Llc.	—%	3.13%	—%	—%	3.13%
JPMorgan Chase & Co.	—%	0.04%	—%	3.23%	3.27%
Mason Capital Management LLC	—%	3.17%	—%	—%	3.17%
Mason Capital Master Fund L.P.	—%	3.17%	—%	—%	3.17%
Ponder Trade, S.L.	7.09%	—%	—%	—%	7.09%
Ralledor Holding Spain, S.L.	6.15%	—%	—%	—%	6.15%
Scranton Enterprises, B.V.	8.40%	—%	—%	—%	8.40%
Armistice Capital Master Fund Ltd	1.06%	—%	—%	—%	1.06%

(14) Financial Liabilities Details of financial liabilities at 30 June 2025 and 30 December 2024 are as follows Thousands of Euros Financial liabilities Reference 30/06/2025 31/12/2024 Non-current bonds (a) 5,341,145 5,418,211 Senior secured debt (b) 2,254,177 2,426,389 Other non-current financial liabilities (d) 691,668 810,379 Non-current financial derivatives Note 20 495 — Non-current lease liabilities Note 8 977,646 1,024,845 Loan transaction costs (147,499) (189,180) Total non-current financial liabilities 9,117,632 9,490,644 Current bonds (a) 127,515 113,298 Senior secured debt (b) 42,866 57,295 Other loans (b) 114,425 260,905 Other current financial liabilities (d) 126,288 123,406 Current financial derivatives Note 20 1,845 5,863 Current lease liabilities Note 8 111,829 116,534 Loan transaction costs (2,665) (1,214) Total current financial liabilities 522,103 676,087 a) Senior Notes Detail of Senior Notes at 30 June 2025 is as follows: Thousands of Euros Issuance date Company Nominal value Currency Annual coupon Maturity Unsecured senior notes 5/10/2021 Grifols, S.A. 1,400,000 Euros 3.875% 2028 5/10/2021 Grifols, S.A. 705,000 US Dollars 4.750% 2028 Secured senior notes 15/11/2019 Grifols, S.A. 770,000 Euros 2.250% 2027 30/4/2024 Grifols, S.A. 1,000,000 Euros 7.500% 2030 4/6/2024 300,000 19/12/2024 Grifols, S.A. 1,300,000 Euros 7.125% 2030 All senior notes are listed on the Euronext Global Exchange Market of the Irish Stock Exchange (ISE) GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 20

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The total principal plus interest payable on the senior notes is as follows:

	Principal + Interest in Thousands of Euros	
	Senior Unsecured Notes	Senior Secured Notes
Maturity		
2025	41,411	103,383
2026	82,823	206,766
2027	82,823	946,375
2028	2,084,359	190,125
2029	—	190,125
2030	—	2,695,063
Total	2,291,416	4,331,837

b) Senior secured debt

The Senior Secured debt consists of an eight-year loan divided into two tranches: US Dollars Tranche B and Tranche B in Euros. The terms and conditions of both tranches are as follows:

Tranche	Principal	Applicable margin	Amortization	Maturity
US Dollar Tranche B	US Dollars 2,500 million	200 basis points (bp) pegged to SOFR	"quasi-bullet" structure	2027
Tranche B in euros	Euros 1,360 million	225 basis points (bp) pegged to Euribor	"quasi-bullet" structure	2027

Details of Tranche B by maturity at 30 June 2025 are as follows:

	US Tranche B			Tranche B in Euros	
	Currency	Principal in Thousands of US Dollars	Principal in Thousands of Euros	Currency	Principal in Thousands of Euros
Maturity					
2026	US Dollars	8,431	7,194	Euros	4,582
2027	US Dollars	1,566,943	1,336,989	Euros	852,287
Total		1,575,374	1,344,183		856,869

The total principle plus interest of Tranche B of the senior debt by maturity is as follows:

	Thousand of Euros
	Tranche B Senior Loan
Maturity	
2025	63,198
2026	137,058
2027	2,297,878
Total	2,498,134

Current bank borrowings include accrued interest of Euros 14,051 thousand at 30 June 2025 (Euros 25,775 thousand at 31 December 2024).

Between 2015 and 2018, the Group arranged three non-current loans with the European Investment Bank totaling Euros 270,000 thousand to support its investments in R&D, mainly focused on the search for new therapeutic indications for plasma-derived protein therapies. The financial terms include a fixed interest rate, a maturity of 10 years with a grace period of 2 years. At 30 June 2025 and 31 December 2024, the carrying amount of the loans obtained from the European Investment Bank amounts to Euros 85,000 thousand.

21

Revolving credit facility On 21 February 2025, further commitments from banks amounting to USD 74.5 million were signed, increasing the (RCF) to US Dollars 1,353 millions until November 2025, and thereafter, for an amount of US Dollars 983 million until its maturity in May 2027. Following the extension of the Multicurrency Revolving Credit Facility (RCF), the financial expenses associated with the facility remain unchanged. The terms of the Revolving Credit Facility are as follows: Thousands US dollars 30/06/2025 Currency Interests rate (1) Date awarded Maturity date Amount extended Carrying amount Revolving Credit US dollar Euribor / SOFR +2.5% 15/11/2019 15/11/2025 414,667 — Revolving Credit renewed US dollar Euribor / SOFR +3% 19/12/2024 30/5/2027 938,000 — 1,352,667 — (1) Depending on the currency disposed, Euribor is applied for Euros and SOFR for US Dollar. Movement in the Revolving Credit Facility is as follows: Thousands of Euros 30/06/2025 31/12/2024 Drawn opening balance — 360,249 Drawdowns 568,180 1,340,285 Repayments (565,741) (1,722,537) Translation differences (2,439) 22,003 Drawn closing balance — — GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 22

c) Covenants Restricted Covenants The outstanding notes issuances and the Credit Agreement include customary covenants, including the following: • Customary restrictive covenants, subject to negotiated exceptions in line with market practice, mainly including: (i) restrictions on distributing dividends or making certain restricted payments or investments; (ii) limitations on incurring additional indebtedness, providing guarantees on debt, or issuing equity classified as disqualified stock; (iii) restrictions on creating liens on assets. • Customary events of default. • Customary Pari-passu clauses, under which the senior secured notes and senior secured loans have the same ranking and seniority ahead of other unsecured and subordinated debt. • Customary early redemption option within our fixed rate instruments, subject to a call price schedule that declines rateably to par as from year 5. • Customary changes of control protection; which, if triggered, will result in the need to repay or refinance the Group's senior indebtedness represented by the Credit and Guaranty Agreement, the Senior Notes and the EIB Finance Contracts. As of June 30, 2025 and 31 December 2024, the Group is in compliance with the customary restricted covenants included in the financing agreements. Guarantors The notes and the senior secured debt under the Credit Agreement (including the revolving loans under the Credit Agreement) are guaranteed by Grifols, S.A. and certain significant subsidiaries of Grifols, S.A., which together with Grifols, S.A., represent, in the aggregate, at least 60% of the consolidated EBITDA of the Group. The guarantors are Grifols, S.A., Grifols Worldwide Operations Limited, Grifols Biologicals LLC, Grifols Shared Services North America, Inc., Grifols Therapeutics, LLC, Instituto Grifols, S.A., Grifols Worldwide Operations USA, Inc., Grifols USA, LLC, Grifols International, S.A. and Grifols Biotest Holdings GmbH. d) Other financial liabilities At 30 June 2025, "Other non-current and current financial liabilities" include mainly an amount of Euros 675,255 thousand (Euros 844,619 thousand at December 31, 2023) related to the agreement with GIC (Singapore sovereign wealth fund). At 30 June 2025, one share has been redeemed for an amount of US Dollars 52,105 thousand. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 23

(15) Expenses by Nature A breakdown of the amortization/depreciation expenses by function is as follow: Thousands of Euros Six-Months Ended 30 June 2025 Six-Months Ended 30 June 2024 Three-Months Ended 30 June 2025 Three-Months Ended 30 June 2024 Not reviewed Not reviewed Cost of sales 138,773 124,166 68,134 62,436 Research and development 27,459 40,140 13,534 22,016 Selling, general & administration expenses 52,553 55,096 15,305 27,651 218,785 219,402 96,973 112,103 Moreover, a breakdown of personal expenses by function is as follows: Thousands of Euros Six-Months Ended 30 June 2025 Six-Months Ended 30 June 2024 Three-Months Ended 30 June 2025 Three-Months Ended 30 June 2024 Not reviewed Not reviewed Cost of sales 730,986 685,317 348,178 335,950 Research and development 97,571 91,632 47,684 44,555 Selling, general & administration expenses 268,633 253,675 127,332 129,630 1,097,190 1,030,624 523,194 510,135 GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(16) Finance Result Details are as follows: Thousands of Euros Reference Six-Months Ended 30 June 2025 Six-Months Ended 30 June 2024 Three-Months Ended 30 June 2025 Three-Months Ended 30 June 2024 Not reviewed Not reviewed Finance income 20,170 26,361 9,555 14,051 Finance costs from Senior Unsecured Notes (157,470) (106,871) (78,732) (62,335) Finance costs from senior debt (82,372) (195,750) (38,700) (117,452) Finance costs from other financial liabilities (34,317) (35,868) (16,825) (18,007) Capitalized interest 14,148 15,382 6,911 7,583 Finance lease expenses Note 8 (29,374) (23,792) (14,084) (12,302) Other finance costs (23,978) (48,694) (14,355) (32,939) Finance costs (313,363) (395,593) (155,785) (235,452) Financial cost of sale of trade receivables Note 11 (6,114) (13,685) (3,481) (8,434) Change in fair value of financial instruments 39,183 (4,125) 25,917 (1,549) Exchange differences (51,816) (2,047) (34,552) (1,104) Finance Result (311,940) (389,089) (158,346) (232,488) (17) Taxation For the calculation of the income tax accrued in this period, the tax rate that would be applicable to the total expected profit for the year has been used, so that the tax expense for the interim period will be the result of applying the weighted average annual effective tax rate to the profit before tax for the interim period. The Group's consolidated effective tax rate is 27%, excluding the effect of Biotest, for the six-month period ended 30 June 2025 and 25% for the six-month period ended 30 June 2024. Years open to inspection As established by current legislation, taxes cannot be considered definitively settled until the returns have been audited by the tax authorities, or the statute of limitations has elapsed. The Group is currently undergoing the following tax audits: • Certain companies of the Group domiciled in Spain were subject to an audit by the Spanish State Tax Administration Agency in relation to Corporate Income Tax for the years 2014, 2015 and 2016 and Value Added Tax for the years 2015 and 2016. On 8 November 2021, the Group agreed to the resulting assessments ("conformidad"). It should be noted that no penalties were imposed on any of the Group companies for any of the taxes subject to audit. Moreover and since these assessments have resulted in an adjustment in the allocation of taxable income between different jurisdictions and in light of their effect on the Group's Transfer Pricing, the Group now has a legal right to recover certain amounts from the corresponding Administration, in accordance with the provisions of the European Convention on the elimination of double taxation in connection with the adjustment of profits of associated enterprises. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 25

• Grifols Shared Services North America, Inc. and subsidiaries received in 2020 notification of a tax audit relating to the State Income Tax for the fiscal years 2017 and 2018. The U.S. Internal Revenue Service (“IRS”) has indicated that it intends to review the pricing of certain of the Group's cross-border transactions with its U.S. companies. Currently, the IRS is still at an early stage of its analysis and has only had initial discussions with the Group. • Certain Group companies domiciled in Spain are currently under audit by the Spanish State Tax Administration Agency in relation to Corporate Income Tax for the years 2017 to 2019 and Value Added Tax, personal income tax, non-resident income and capital income tax for the years 2018 and 2019. The Group disagreed to the corresponding assessment proposals ("disconformidad") and has received the corresponding final assessments, which have been appealed. No penalties were imposed on any of the Group companies for any of the taxes subject to these audit proceedings. As regards to Corporate Tax, the proposal is based on a difference in criteria in the valuation of certain transaction between Group companies. In relation to VAT, the proposal relies on a different interpretation of the financial activity carried out by the parent company of the Spanish tax Group and how such difference affects the deductibility of certain concepts. • On 2 and 5 June 2025, certain companies of the Group domiciled in Spain were notified of tax audits in relation to Corporate Income Tax for years 2020 to 2023, Value Added Tax and certain Personal Income Tax and Non-Resident Income Tax withholdings for years 2021 to 2023. During the six-month period ended June 30, 2025, the Group recorded a net provision of €21.062 million to cover potential liabilities related to uncertain tax treatments across all jurisdictions. Transfer pricing matters are complex, highly subjective and open to disputes involving different tax jurisdictions. The topics under discussion are complex and may take many years to resolve. The tax liability includes uncertain tax treatments that are estimated using either the most likely amount method or the expected value method and depend on the Group's assessment as to whether the approach taken by the Tax Authorities is likely to be sustained by Tribunals or Courts. Such assessment could change in the future depending on the progress of the review procedures by the Tax Authorities and the extent to which such procedures have been concluded. It may also be affected by the progress of ongoing claims and international procedures, which could result in the refund of taxes already paid under previously established settlements. Likewise, the assessment may vary due to changes in legal provisions or their interpretation, including the expiration of the corresponding statutory limitation periods. Management believes that it is unlikely that additional liabilities, above the amounts provided, will arise. Also, it is possible that the amounts provided may change and be partially, or even entirely, mitigated in future periods, as reviews, appeals or procedures challenging the Tax Authorities' approach progress or even the relevant statutes of limitation expire. Management continues to believe that the Group's position on all its transfer pricing, audits and disputes is robust, and that the Group has recognised appropriate tax provision balances, including consideration of whether corresponding relief will be available under applicable Mutual Agreement Procedures with the different countries. Minimum taxation (Pillar2 OECD) As of 30 June 2025, the Group continues to assess the implications of the OECD Pillar 2 reforms, which provide for the establishment of global minimum taxation rules; rules adopted in the EU through the relevant Directive to be transposed by Member States for application for financial years beginning on or after 1 January 2024. Beyond a significant increase in formal compliance burdens, the Group does not expect significant economic impacts from the application of this new regulation, as it is already subject to effective tax rates above 15%. In this context, the Group does not expect that the agreement reached with the U.S. will impact in any material manner its assessment of the impact of this new regulation. Thus, the Group expects that, in most of the territories in which it operates, it will benefit from the "transitional safe harbour" which allows the Group to prove that it complies with minimum taxation requirements, preventing additional top-up tax liabilities and alleviating formal compliance burdens. An exception to the above is Ireland, which has a nominal corporate income tax rate of 12.5% and has already passed its own Pillar 2 legislation which will allow it to levy corporate income tax directly. Although the complexity of the GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 26 legislation could, in specific cases, give rise to additional taxation, the Group has made an assessment of such impact as of June 2025 and it is not significant. (18) Discontinued Operations During the six-month period ended 30 June 2025, and 30 June 2024, the Group has not discontinued any operations. (19) Commitments and Contingencies a) Guarantees The Group has no significant guarantees extended to third parties. b) Guarantees comitted with third parties Grifols, through Grifols Shared Services North America, Inc, acts as a guarantor for two lease contracts for certain ImmunoTek plasma centers not affected by the collaboration under Biotek America LLC. In addition, and as a result of the acquisition of the Group 4 Centers, these are encumbered as collateral of the Promissory Note and (following the same guarantee provided by Grifols S.A. under the Collaboration Agreement with Immunotek) the Promissory Note is guaranteed by Grifols, S.A. (see note 3). The Company maintains contractual commitments derived from its activity, which may involve the provision of guarantees and/or collaterals to third parties. Such guarantees are granted in accordance with the applicable contractual terms and include, among others, sureties, deposits or similar instruments. Additionally, the Group has significant guarantees extended to third parties described in note 14. c) Obligations with personnel The Group’s annual contribution to defined contribution pension plans of Spanish Group companies for the six month period until 30 June 2025 has amounted to Euros 689 thousand (Euros 564 thousand as of 30 June 2024). The Group has agreements with 32 employees/directors whereby they can unilaterally rescind their employment contracts with the Company and are entitled to termination benefits ranging from one to five years’ salary in the event that control is taken of the Company. In addition, the share-based remuneration plans maintained by the Parent Company for certain employees include clauses according to which, in the event of a change of control, the amounts pending exchange would be early settled under the terms described in said agreements. The Group has contracts with 21 executives entitling them to termination benefits ranging from one to four years of their salary in different circumstances. Equity-settled share-based payment plan In May 2023, the Board of Directors approved a to propose to the Ordinary General Meeting on 16 June, 2023, which approved it, a long term incentive plan based on the granting of stock options for certain executive directors, members of the senior management of Grifols and its subsidiaries. The plan has a term of four years for each beneficiary, from the effective date where 40% of the options granted will vest (provided that the conditions for their vesting are met) at the end of the second year of the plan and the remaining 60% will vest (provided that the conditions for their vesting are met) at the end of the fourth year of the plan. A maximum of 4,000,000 stock options will be granted, representing the right to acquire 4,000,000 Class A shares of the Company with an exercise price of Euros 8.96 per Class A share. As a condition for the vesting of the options granted, each beneficiary must have remained continuously employed by Grifols on each vesting date, must pass an individual performance evaluation and, in addition, settlement is subject to the achievement of specific, predetermined and quantifiable objectives, related to financial and non-financial metrics, in GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 27

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

order to reward value creation through the achievement of the objectives set in the plan. The Company will allocate the shares it currently holds in treasury or may come to hold to cover the needs of the plan.

Settlement date	Number of shares assigned	Unit fair value (Euros)
2025	1,044,000	3.05
2027	1,566,000	2.85

Additionally, there is a special remuneration plan referenced to the value of the share settled in equity instruments for certain executives with an exercise price of Euros 8.964 and Euros 12.84 per Class A share and maturity 2026.

Settlement date	Number of shares assigned	Unit fair value (Euros)
31/12/2026	700,000	1.08
31/12/2026	270,000	2.19

The recognized amount in Equity as 30 June 2025 amounts to Euros 6,263 thousand (Euros 5,621 thousand at 31 December 2024).

Cash-settled share-based payment plan

In May 2023, the Board of Directors of Grifols, S.A. approved a new long-term incentive plan based on restricted stock units (RSUs) aimed at certain members of the management team of the Company and its subsidiaries. The plan has a total duration of four years, where 50% of the RSUs granted will be settled at the end of the second year of the plan and the remainder at the end of the fourth year of the plan. As a condition for the vesting of the RSUs granted, each beneficiary must have remained continuously employed by Grifols on the settlement date of the plan. The RSUs will be settled in cash for an amount equivalent to the average price of the Class A shares during the five (5) business days prior to the settlement. In May 2025, 50% of the RSUs granted were settled, amounting to Euros 2,224 thousand. At 30 June 2025, the total accumulated amount is Euros 1,205 thousand as long-term in the heading “Provisions” (Euros 2,932 thousand as of 30 December 2024, of which Euros 2,090 thousand were short-term in the heading “Trade creditors and other accounts payable” and Euros 842 thousand were long-term in the heading “Provisions”). The amount recognized in the Consolidated Statement of Profit and Loss as of 30 June 2025 amounts to Euros 497 thousand (Euros 182 thousand as of 30 June 2024).

Settlement date	Number of RSUs assigned	Unit fair value (Euros)
2027	262,000	8.52

Fidelity programs addressed to management

In 2024, the Group signed contracts with certain executives, establishing a long-term share-based or cash-based incentive as part of its remuneration system. In the case of transfer of shares, these will be made in equal terms on the anniversary date or at the end of the period, according to the terms of the agreement, and always subject to the permanence of the beneficiary on the agreed settlement dates. Each beneficiary must have been continuously employed by Grifols until the settlement date.

As of 30 June 2025, the accumulated total amounts to Euros 2,646 thousand, of which Euros 2,495 thousand are recognized in Equity (Euros 1,058 to thousands as of 31 December 2024), and Euros 151 thousand are classified as non-current under the 'Provisions' caption (with no amount as of 31 December 2024).

Stock Incentive Plan

On 5 June 2025, the Annual General Shareholders’ Meeting approved the 2025 Stock Incentive Plan — a long-term variable compensation plan — to be offered on a discretionary basis to members of the senior management team and other key employees of the Grifols Group. The purpose of the plan is to align the interests of the beneficiaries with

28

those of the shareholders and to support the long-term success of the company by promoting sustainable value creation, retaining key talent, and aligning with market standards. The potential beneficiary group includes approximately 35 individuals, of whom 11 are senior executives. Neither the CEO nor the CFO will be beneficiaries of the Plan. The plan has a three-year vesting period from the grant date and will be settled in Class A shares before 20 April 2028. Senior executives will receive 100% of their grant in the form of performance shares, while the remaining executives will receive 65% in performance shares and 35% in fidelity shares. The maximum number of shares to be delivered is 1,032,671, subject to the achievement of specific targets. For senior executives, 100% of the vesting of performance shares will depend on the relative Total Shareholder Return (TSR) compared to a predefined peer group. The plan includes performance thresholds and payout curves that allow for deliveries ranging from 0% to 150% of the target, depending on the level of achievement of the performance criteria. Savings plan and profit-sharing plan The Group has a defined contribution plan (savings plan), which qualifies as a deferred salary arrangement under Section 401 (k) of the Internal Revenue Code (IRC). Once eligible, employees may elect to contribute a portion of their salaries to the savings plan, subject to certain limitations. The Group matches 100% of the first 4% of employee contributions and 50% of the next 2%. Group and employee contributions are fully vested when contributed. The total cost of matching contributions to the savings plan was US Dollars 19 million as of 30 June 2025 (US Dollars 18.6 million as of June 30, 2024). Other plans The Group has a defined benefit pension plan for certain former Talecris Biotherapeutics, GmbH employees in Germany as required by statutory law. The pension cost relating to this plan is not material for the periods presented. The Biotest Group has established retirement benefits and employment commitments for certain employees, primarily from its German companies. These benefits are based on employees' length of service and salary. The pension plans are voluntary and are not subject to statutory or legal obligations. The amount of pension liabilities largely depends on fluctuations in interest rates and the life expectancy of the beneficiaries. d) Purchase commitments Purchase option on BPC Plasma Inc. and Haema GmbH Pursuant to the share purchase agreement dated 28 December 2018, the Grifols Group, through Grifols Shares Services North America Inc (for the shares of BPC Plasma Inc, formerly known as Biotest US Corporation ("BPC") and Grifols Worldwide Operations Limited (for the shares of Haema AG, now called Haema GmbH ("Haema")) (the "Selling Companies") sold 100% of the capital shares of BPC and Haema to Scranton Plasma B.V. ("Scranton"). The share purchase agreement includes an option for the Selling Companies to repurchase the shares, granting the Selling Companies an irrevocable and exclusive right (though not an obligation) to repurchase the shares sold to Scranton at any time following the sale, provided that when the option of the repurchase of the shares of a company (BPC or Haema, as the case may be) is exercise, the option for the repurchase of the other company (Haema or BPC, as the case may be) is also exercised simultaneously. The purchase option involves a fluctuating number of shares and a variable acquisition price. This characteristic classifies it as a derivative financial instrument that needs to be fairly valued, ultimately impacting the profit and loss account. The exercise price for the option will be determined based on the higher of the following two amounts: (i) the aggregate of the price at which the shares were sold to Scranton, increased by any expenses relating to the completion of the transactions contemplated in the relevant share purchase agreement, plus the increase in net working capital from the date of sale until the repurchase completion date resulting from the exercise of the repurchase option; and (ii) the amount required to pay in full the indebtedness that Scranton incurred with the lending entity to purchase the shares of Haema and BPC from the Selling Companies, for an amount of USD 425,000,000 along with any accrued interest and additional amounts required to fully repay that indebtedness. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 29

Based on the abovementioned contractual conditions, Grifols has estimated the value of the exercise of the repurchase option as follows: (i) the price at which the Selling Companies sold the shares to Scranton (totalling USD538,000,000) increased by any expenses relating to the completion of the transactions contemplated in the relevant share purchase agreement, plus (ii) the change in working capital. Based on the business models of Haema and BPC, this change in working capital is expected to primarily reflect the undistributed profits at the time of exercise of the repurchase option. Given that the price of the exercise of the repurchase option aligns closely with the fair value of BPC and Haema, this option's overall value is not considered significant. Furthermore, since the valuation of the option relies on unobservable market factors, it falls under Level 3 of the fair value hierarchy. In July 2024, Scranton entered into a loan agreement with funds controlled or managed by Oaktree (the "Loan Agreement") to refinance the loan that Scranton had initially obtained from banks in 2019. According to the terms of the Loan Agreement, this financing benefits from the following guarantees and security interest: (i) by a guarantee from BPC, (ii) a pledge of the shares of Haema and BPC, and (iii) pledges over the assets of BPC. In March 2025 and once the transformation of Haema into a limited liability company in the form of GmbH had concluded, following the terms of the Loan Agreement, Haema acceded to the Loan Agreement as a guarantor and granted security over its assets as collateral for the Loan Agreement. In the event of a default under the Loan Agreement, the Selling Companies can, respectively and simultaneously, exercise the repurchase option for both companies within 90 days after receiving notification of the default. If the Selling Companies fail to exercise this option within that timeframe, they will lose their right to repurchase the shares of Haema and BPC. As of 30 June 2025, no defaults have been reported under the Loan Agreement. In relation to the sale of the shares of BPC Plasma, Inc. and Haema GmbH, a loan was signed by Scranton Enterprises B.V. with the Group on 28 December 2018 for an initial amount of US Dollars 95,000 thousand (Euros 86,969 thousand). The remuneration is 2%+ EURIBOR and matures on December 2025. In 2023 an additional amount of Euros 15 million was arranged under the same conditions as the initial loan. As of 30 June 2025, the recorded amount stands at Euros 120,483 thousand, including accrued and capitalized interest to date (Euros 131,864 thousand as of 31 December 2024) (see note 10). Purchase option from Plasmavita Healthcare GmbH On November 22, 2017, the company Plasmavita Healthcare GmbH was incorporated in Germany. Currently, the Group is a shareholder of 50% of the shares and two individual partners, shareholders of the remaining 50% of the company's shares. Through a management services agreement, one of them (the "Managing Partner") provides certain management services to the company. The company's incorporation agreement establishes a purchase option in favor of the Group that grants the irrevocable right (not the obligation) to the Group to acquire the remaining 50% stake in the company from the two individual partners within a period of 6 months from the moment the Managing Partner ceases to provide the company's management services. The fair value of the purchase option is not material. National Service Projects Organization (NSPO) On 29 July, 2021, Grifols signed an agreement with the Egyptian company National Service Projects Organization (“NSPO”) through which Grifols and NSPO has incorporated a new entity in Egypt for the construction and operation of 20 plasma collection centers, a fractionation plant and a protein purification and dosing plant. Grifols and NSPO hold 49% and 51% respectively in the new entity. The agreement includes a call option and a put option for both shareholders which allows them to acquire or sell their entire stake to the counterparty. These options can be exercised once the 10-year period from the creation of the company has elapsed. As the options are based on a variable number of shares and a variable amount, there is a derivative financial instrument that shall be measured at fair value through profit or loss. Given that the option price has been set at a value similar to the fair value of the new entity, the options do not have a significant value. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 30

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Canadian Blood Services

In June 2022, Grifols signed a collaboration agreement with Canadian Blood Services (CBS) to supply them with 2.4 million grains of Immunoglobulin exclusively through a network of Canadian plasma centers, that should be fully developed and operational by July 2026. To achieve this goal, Grifols will need to collect 600.000 liters of Canadian plasma annually from Grifols-owned plasma centers in Canada. For this reason, Grifols has assumed the following commitments for the acquisition of plasma and self-built centers in Canada:

	Euros	
2025	2026	2027
7,737,725	4,804,803	32,572,014

e) Contractual commitments

Agreement on the sale of the 20% shareholding in SRAAS

As a consequence of the agreement to sell the 20% shareholding in Shanghai RAAS to Haier, both companies signed the following agreements:

- The existing Exclusive Distribution Agreement for human serum albumin for the Chinese market, signed with SRAAS, will have a duration of 10 years (until 2034), with a 10-year extension option by SRAAS and guaranteed minimum supply volumes for the period 2024-2028. In the absence of an agreement for subsequent years, the minimum volumes agreed for 2028 will apply. Pricing under such an agreement will remain at the same applicable standards.

- Grifols commits to achieve an aggregate GDS's Group EBITDA of US Dollars 850 million for the period 2024-2028 under condition that Haier owns no less than 10% of SRAAS. In the event of a breach of this commitment, it will compensate SRAAS with cash in 2029 for the multiplier resulting from the shortfall and the capital ownership that SRAAS' current holds in GDS. Based on the most pessimistic projections for the GDS Group, the probability of deviation is very low and therefore no liability was considered at the closing of the sale transaction. This commitment is assessed at the end of each year during the commitment period.

- Grifols undertakes that, for so long as it controls GDS directly or indirectly, it will use its commercially reasonable efforts, without obligation, to ensure that GDS declares and distributes dividends to its shareholders in each year after closing in an amount not less than 50% of the net profits of GDS for that year.

- Grifols has pledged its shares in SRAAS in favour of Haier (on behalf of Haier and SRAAS), to secure the cash pooling agreement between GDS, as debtor, and Grifols, as creditor.

- Grifols retains the right to appoint a director to the board of directors of SRAAS. However, Grifols has granted Haier (a) a voting proxy for 10 years and (b) a right of first refusal in case Grifols wishes to sell these shares. The voting proxy agreement has been valued at Euros 10 million, which will be amortized over 3 years as this is the period during which Haier and Grifols have agreed not to transfer their shares in SRAAS. As of 30 June, 2025, an income of Euros 1,739 thousand has been recognized in the Consolidated Statements of Profit and Loss (nothing as of 30 June, 2024).

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f) Judicial procedures and arbitration The information about legal proceedings in which Grifols or companies of the Group are involved is the following: • EXECUTIVE COMMITTEE OF CNMV On September 25, 2024, Grifols received notification that the Executive Committee of CNMV had initiated an administrative sanctioning procedure in connection with the conclusions reached by the CNMV on March 21, 2024. These conclusions were disclosed by the Company as Inside Information on the same date and subsequently supplemented. The proposed sanction against Grifols for the incidents mentioned in the conclusions and supplementary information does not exceed one Million Euros. On 7 November, 2025, Grifols submitted allegations against the initiation of the administrative sanctioning procedure. On 16 May, 2025 Grifols requested the CNMV to conclude the administrative procedure, which concluded with the resolution of the CNMV on 25 June, 2025, initiating a two-month period to commence the contentious-administrative procedure before the National High Court. • ADDITIONAL LITIGATION There a several recently filed wage and hour and related labor law class actions and/or California Private Attorneys General Act lawsuits that have been filed in California. These cases are in the very early stages and it is not yet known what the probability is that any of the cases can result in any potential relevant cash outflow for the Group. Based on past litigation and results, Grifols asserts that it is possible that one or more cases can reach to a material level in the future given the allegations of wage and hour violations, but at this time it is not probable to occur. In any case, Grifols will vigorously defend itself, and as part of its internal process, it will continue to asses, on a timely basis, any changes in facts and circumstances that may modify its risk evaluation. In the event that any of these contingencies becomes more probable, it will determine whether they could result in a material cash outflow. (20) Financial Instruments a) Classification A breakdown of financial instruments by nature, category and fair value is as follows: GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 32

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Thousands of Euros

	30/6/2025										
	Carrying amount							Fair Value			
	Financial assets at amortised costs	**Financial assets at FVTPL**	**Financial assets at FV through OCI**	**Hedges**	**Financial liabilities at amortised cost**	**Other financial liabilities**	**Total**	**Level 1**	**Level 2**	**Level 3**	**Total**
Non-current financial assets	138	5,070	357,588	—	—	—	362,796	362,796	—	—	362,796
Derivative instruments	—	—	—	8,418	—	—	8,418	—	8,418	—	8,418
Trade receivables	—	—	386,344	—	—	—	386,344	—	386,344	—	386,344
Financial assets measured at fair value	**138**	**5,070**	**743,932**	**8,418**	—	—	**757,558**				
Non-current financial assets	60,699	—	—	—	—	—	60,699				
Other current financial assets	254,958	—	—	—	—	—	254,958				
Trade and other receivables	491,863	—	—	—	—	—	491,863				
Cash and cash equivalents	558,691	—	—	—	—	—	558,691				
Financial assets measured at amortized cost	**1,366,211**	—	—	—	—	—	**1,366,211**				
Derivatives instruments	—	(2,340)	—	—	—	—	(2,340)	—	(2,341)	—	(2,341)
Financial liabilities measured at fair value	—	**(2,340)**	—	—	—	—	**(2,340)**				
Senior Unsecured & Secured Notes	—	—	—	—	(5,303,788)	—	(5,303,788)	(5,345,660)	—	—	(5,345,660)
Promissory Notes	—	—	—	—	(74,626)	—	(74,626)				
Senior secured debt	—	—	—	—	(2,141,133)	—	(2,141,133)	—	(2,196,147)	—	(2,196,147)
Other bank loans	—	—	—	—	(210,417)	—	(210,417)				
Lease liabilities	—	—	—	—	(1,089,475)	—	(1,089,475)				
Other financial liabilities	—	—	—	—	(817,956)	—	(817,956)				
Trade and other payables	—	—	—	—	(1,094,980)	—	(1,094,980)				
Other current liabilities	—	—	—	—	—	(241,768)	(241,768)				
Financial liabilities measured at amortized cost	—	—	—	—	**(10,732,375)**	**(241,768)**	**(10,974,143)**				
	1,366,349	**2,730**	**743,932**	**8,418**	**(10,732,375)**	**(241,768)**	**(8,852,714)**				

33

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Thousands of Euros

30/6/2024

	Carrying amount							Fair Value			
	Financial assets at amortised costs	**Financial assets at FVTPL**	**Financial assets at FV through OCI**	**Hedges**	**Financial liabilities at amortised cost**	**Other financial liabilities**	**Total**	**Level 1**	**Level 2**	**Level 3**	**Total**
Non-current financial assets	—	6,127	416,131	—	—	—	422,258	422,258	—	—	422,258
Derivative instruments	—	—	—	7,245	—	—	7,245	—	7,246	—	7,246
Trade receivables	—	—	531,674	—	—	—	531,674	—	531,674	—	531,674
Financial assets measured at fair value	**—**	**6,127**	**947,805**	**7,245**	**—**	**—**	**961,177**				
Non-current financial assets	67,053	—	—	—	—	—	67,053				
Other current financial assets	237,510	—	—	—	—	—	237,510				
Trade and other receivables	251,334	—	—	—	—	—	251,334				
Cash and cash equivalents	979,780	—	—	—	—	—	979,780				
Financial assets measured at amortized cost	1,535,677	—	—	—	—	—	1,535,677				
Derivatives instruments	—	(5,863)	—	—	—	—	(5,863)				
Financial liabilities measured at fair value	—	(5,863)	—	—	—	—	(5,863)	—	(5,863)	—	(5,863)
Senior Unsecured & Secured Notes	—	—	—	—	(5,356,195)	—	(5,356,195)	(5,230,596)	—	—	(5,230,596)
Promissory Notes	—	—	—	—	(73,177)	—	(73,177)	—	—	—	—
Senior secured debt	—	—	—	—	(2,310,427)	—	(2,310,427)	—	(2,360,113)	—	(2,360,113)
Other bank loans	—	—	—	—	(345,904)	—	(345,904)				
Lease liabilities	—	—	—	—	(1,141,379)	—	(1,141,379)				
Other financial liabilities	—	—	—	—	(933,785)	—	(933,785)				
Trade and other payables	—	—	—	—	(1,062,484)	—	(1,062,484)				
Other current liabilities	—	—	—	—	—	(318,427)	(318,427)				
Financial liabilities measured at amortized cost	—	—	—	—	**(11,223,351)**	**(318,427)**	**(11,541,778)**				
	1,535,677	**264**	**947,805**	**7,245**	**(11,223,351)**	**(318,427)**	**(9,050,787)**				

34

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

b) Financial derivatives

At 30 June 2025 and at 31 December 2024 the Group has recognized the following derivatives:

				Thousands of Euros		
Financial derivatives	Currency	Notional at 30/6/2025	Notional at 30/6/2024	**Value at 30/6/2025**	**Value at 30/6/2024**	Maturity
Foreign exchange rate forward	Czech Crown	20,000,000	—	22.00	—	23/7/2025
Foreign exchange rate forward	Czech Crown	200,000,000	—	215.00	—	23/7/2025
Foreign exchange rate forward	Australian Dollar	—	9,000,000	—	278	28/1/2025
Foreign exchange rate forward	Canadian Dollar	—	228,000,000	—	3,610	14/1/2025
Foreign exchange rate forward	Canadian Dollar	—	12,201,602	—	44	14/1/2025
Foreign exchange rate forward	Euro	—	240,246,012	—	315	30/1/2025
Foreign exchange rate forward	Euro	40,000,000	—	1,226	—	31/7/2025
Foreign exchange rate forward	Euro	55,000,000	—	1,660	—	2/7/2025
Foreign exchange rate forward	Euro	100,000,000	—	1,997	—	9/7/2025
Foreign exchange rate forward	Euro	105,000,000	—	2,058	—	9/7/2025
Foreign exchange rate forward	Euro	120,246,012	—	135	—	31/7/2025
Foreign exchange rate forward	Swiss Franc	18,000,000	—	536	—	14/7/2025
Foreign exchange rate forward	Pound Sterling	—	4,500,000	—	786	18/2/2025
Foreign exchange rate forward	Brazilian Real	—	70,000,000	—	288	18/2/2025
Foreign exchange rate forward	US Dollar	6,000,000	—	161	—	30/7/2025
Foreign exchange rate forward	US Dollar	4,000,000	—	108	—	30/7/2025
Foreign exchange rate forward	US Dollar	6,000,000	—	166	—	29/7/2025
Foreign exchange rate forward	US Dollar	5,000,000	—	130	—	28/7/2025
Foreign exchange rate forward	US Dollar	6,000,000	—	2	—	29/8/2025
Foreign exchange rate forward	US Dollar	8,000,000	—	2	—	26/8/2025
Foreign exchange rate forward	Japanese Yen	—	1,200,000,000	—	438	18/2/2025
Enervy PPA	Euro / KwH	—	—	—	1,486	31/12/2032
Total derivative assets				**8,418**	**7,245**	
Enervy PPA	Euro / KwH	—	160,000	—	(124)	18/2/2025
Foreign exchange rate forward	Canadian dollar	10,500,000	—	(10)	—	31/7/2025
Foreign exchange rate forward	Canadian dollar	—	9,000,000	—	(7)	28/1/2025
Foreign exchange rate forward	Canadian dollar	—	228,000,000	—	(1,166)	11/2/2025
Foreign exchange rate forward	Canadian dollar	50,000,000	—	(36)	—	14/7/2025
Foreign exchange rate forward	Canadian dollar	60,000,000	—	(55)	—	14/7/2025
Foreign exchange rate forward	Canadian dollar	73,000,000	—	(63)	—	14/7/2025
Foreign exchange rate forward	Swiss Franc	90,000,000	—	(60)	—	14/7/2025
Foreign exchange rate forward	Euro	130,000,000	—	(66)	—	14/7/2025
Foreign exchange rate forward	Czech crown	—	916,667	—	(6)	9/1/2025
Foreign exchange rate forward	Pound Sterling	—	—	—	(2,615)	9/7/2025
Foreign exchange rate forward	Pound Sterling	—	—	—	(455)	2/7/2025
Foreign exchange rate forward	Japanese Yen	—	4,500,000	—	(353)	18/2/2025
Foreign exchange rate forward	Japanese Yen	15,000,000	—	(351)	—	23/7/2025
Foreign exchange rate forward	Mexican Peso	600,000,000	—	(1)	—	11/7/2025
Foreign exchange rate forward	Mexican Peso	50,000,000	50,000,000	(50)	(64)	7/7/2025
Foreign exchange rate forward	Australian Dollar	200,000,000	—	(195)	—	7/7/2025
Foreign exchange rate forward	Australian Dollar	175,000,000	—	(782)	—	11/7/2025
Foreign exchange rate forward	Brazilian Real	—	39,385,000	—	(764)	26/2/2025
Foreign exchange rate forward	Chilean Peso	400,000,000	—	(18)	—	23/7/2025
Foreign exchange rate forward	Canadian dollar	1,200,000,000	1,200,000,000	(53)	(309)	23/7/2025
Foreign exchange rate forward	US Dollar	—	—	(600)	—	49
Total derivative liabilities				**(2,340)**	**(5,863)**	

35

(21) Transactions with Related Parties a) Group Balances with Related Parties The breakdown of balances with related parties at 30 June 2025 is as follows: Thousands of Euros Carrying amount Reference Associates Key management personeel Other related parties Board of directors Receivables 48,338 — — — — — — — Other financial assets Note 10 418 — — — Loans Note 10 — — 230,014 — Guarantee deposits Note 10 — — 943 — Total debtors 48,756 — 230,957 — Debts — (288) (15,274) (3) Total creditors — (288) (15,274) (3) — — — — Total 48,756 (288) 215,683 (3) The heading "debtors" corresponding to associates includes balances outstanding for sales to associates corresponding mainly to Grifols Egypt Plasma Derivatives S.A.E. (Euros 43,420 thousand as of 30 June 2025 and Euros 32,751 thousand as of 31 December 2024). "Loans" mainly includes a loan signed by Scranton Enterprises B.V. with the group on 28 December, 2018 for an initial amount of US Dollars 95,000 thousand (Euros 86,969 thousand) (see note 10) related to the payment of the sale of the shares in BPC Plasma Inc. and Haema, GmbH, with maturity in December 2025. As of 30 June 2025 and 31 December 2024, the heading includes an additional amount of Euros 15 million drawn down during 2023 under the same conditions as the initial loan. As of 30 June 2025, the recorded amount stands at Euros 120,483 thousand, including accrued and capitalized interest to date (Euros 131,864 thousand as of 31 December 2024). Furthermore, it includes the cash-pooling financing agreement that BPC Plasma Inc. and Haema GmbH have with Scranton Plasma, B.V. with maturity in 2027. The heading "debts" includes an amount of Euros 7,950 thousand as of 30 June 2025 (Euros 9,125 thousand as of 31 December 2024) relating to the balance of bearer promissory notes issued by the subsidiary Instituto Grifols, S.A. These promissory notes are due on 4 May, 2026, respectively, with a nominal value of Euros 3,000 each, and an annual nominal interest of 4.25%. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

b) Group Transactions with Related Parties The amounts of the Group's transactions with related parties during the six-month period ended 30 June 2025 are as follows: Thousands of Euros Associates Key management personnel Other related parties Board of directors of the Company Net sales 19,363 — 1,185 — Purchases — — (76) — Rendering of services — — (7,405) — Remuneration — (7,624) — (2,460) Payments for rights of use — — (3,593) — Finance income — — 8,568 — Loans — — 23,988 — 19,363 (7,624) 22,667 (2,460) The amounts of the Group's transactions with related parties during the six-month period ended 30 June 2024 are as follows: Thousands of Euros Associates Key management personnel Other related parties Board of directors of the Company Net sales 250,273 — — — Purchases — — (226) — Rendering of services (166) — (2,337) — Remuneration — (5,833) — (11,636) Payments for rights of use — — (3,430) — Finance income — — 8,053 — Dividends received/(paid) 6,724 — — — Loans — — 17,967 — 256,831 (5,833) 20,027 (11,636) The amounts of the Group's transactions with related parties during the three months ended 30 June 2025 are as follows: Thousands of Euros Associates Key management personnel Other related parties Board of directors of the Company Net sales 13,842 — 1,001 — Purchases — — (3) — Rendering of services — — (3,957) — Remuneration — (3,490) — (1,229) Payments for rights of use — — (1,851) — Finance income — — 4,699 — Loans — — 12,189 — 13,842 (3,490) 12,078 (1,229) GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The amounts of the Group's transactions with related parties during the three months ended 30 June 2024 are as follows:

	Thousands of Euros			
	Associates	Key management personnel	Other related parties	Board of directors of the Company
Net sales	142.874	—	—	—
Purchases	—	—	(0.059)	—
Rendering of services	(0.195)	—	(1.309)	—
Remuneration	—	(2.661)	—	(10.41)
Payments for rights of use	—	—	(1.673)	—
Purchase of property, plant and equipment	—	—	4.128	—
Finance income	6.724	—	—	—
Loans	—	—	11.255	—
	149.403	**(2.661)**	**12.342**	**(10.41)**

"Net sales" includes sales to associated companies mainly corresponding to Grifols Egypt Plasma Derivatives (Euros 14,009 thousand in 2025 and Euros 16,109 thousand Euros in 2024). 2024 also includes sales corresponding to Anhui Tonrol Pharmaceutical Co. (subsidiary of the Shanghai RAAS Blood Products, Co. Ltd. Group) (Euros 230,812 thousand).

The dividends received in 2024 correspond to the formerly associated company Shanghai RAAS Blood Products Co. Ltd.

The composition of the transactions with other related parties for in 2025 and 2024 is as follows:

			Thousands of Euros			
Related parties	**Concept**	**Reference**	**Six-Months Ended 30 June 2025**	**Six-Months Ended 30 June 2024**	**Three-Months Ended 30 June 2025**	**Three-Months Ended 30 June 2024**
					Not reviewed	Not reviewed
Scranton Enterprises, B.V.	Interest Credits	b)	3,888	4,311	1,972	2,177
Scranton Plasma B.V.	Interest Cash-pooling	b)	4,680	3,742	2,727	1,951
Scranton Plasma B.V.	Finance Agreements: Cash-pooling	a)	23,988	17,967	12,189	11,255
Juve & Camps S.A.	Purchases		(76)	(74)	(3)	(28)
Probitas Fundación Privada	Management and collaboration contracts	d)	(3,231)	(1,900)	(1,871)	(1,200)
Fundación Privada Victor Grifols Lucas	Management and collaboration contracts	d)	(140)	(160)	(90)	—
Centurion Real State, S.A.U.	Payments for rights of use	c)	(3,569)	(3,388)	(1,850)	(1,659)
Jose Antonio Grifols Lucas Foundation	Management and collaboration contracts	d)	(56)	(250)	—	(102)
Aurea Arrendamientos de Viviendas, S.A.	Payments for rights of use		(24)	(27)	(1)	(14)
Qardio INC	Purchases		—	(152)	—	(31)
More on Simplicity S.L.	Rendering of services		(9)	(27)	(4)	(7)
Naprex Inversiones S.L.	Payments for rights of use		—	(12)	—	—
Medicover Försakrings AB Magyarorsz	Rendering of services		(13)	—	(14)	—
Marca Grifols, S.L.	Royalties		(3,956)	—	(1,978)	—
Endo Operations Limited	Rendering of services		1,185	—	1,001	—
Others	Payments for rights of use		—	(3)	—	—
			22,667	**20,027**	**12,078**	**12,342**

(a) Mainly includes the net amounts disbursed under the cash-pooling financing agreement that BPC Plasma Inc. and Haema GmbH have with Scranton Plasma, B.V. mentioned above. (b) Mainly includes accrued interest corresponding to the loan agreement signed by Scranton Enterprises B.V. with the Group on 28 December 2018 for an amount of US Dollars 95,000 thousand (Euros 86,969 thousand) related to the payment of the sale of the shares of BPC Plasma Inc. and Haema GmbH. The remuneration is 2%+ EURIBOR and matures on December 2025. Additionally, it also includes the financial income derived from the cash-pooling contract that BPC Plasma Inc. and Haema GmbH maintain with Scranton Plasma B.V. with maturity in 2027 and a remuneration of the Scranton Plasma group interest rate 0.75%+ EURIBOR. (c) Corresponds to the office buildings of Grifols in Sant Cugat del Vallès. All lease contracts have a maturity date of 1 March 2045. (d) Every year the Group contributes 0.7% of its profits before tax to a non-profit organization. The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel. In addition, as detailed in note 19 to these Condensed Consolidated Interim Financial Statements and in note 29 to the consolidated annual accounts for the year ended 31 December 2024, certain Company directors and key management personnel have termination benefit commitments. In July 2024, Scranton entered into a loan agreement with funds controlled or managed by Oaktree (the "Loan Agreement") to refinance the loan that Scranton had initially obtained from banks in 2019. According to the terms of the Loan Agreement, this financing benefits from the following guarantees and security interest: (i) by a guarantee from BPC Plasma Inc., (ii) a pledge of the shares of Haema GmbH and BPC Plasma Inc., and (iii) pledges over the assets of BPC Plasma Inc.. In March 2025 and once the transformation of Haema AG into a limited liability company in the form of GmbH, following the terms of the Loan Agreement, Haema acceded to the Loan Agreement as a guarantor and granted security over its assets as collateral for the Loan Agreement. (22) Subsequent events Dividend Distribution to Scranton Plasma B.V. On 15 July 2025, the distribution of dividends amounting to Euros 74,450 thousand was formalized by the Group entity Haema GmbH in favor of its shareholder and related entity Scranton Plasma B.V. The distribution of dividends will not result in a cash outflow as it will be used to offset the open cash-pooling balance between the two companies. One Big Beautiful Bill Act On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was enacted in the U.S. The OBBBA includes significant provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework and the restoration of favorable tax treatment for certain business provisions. The legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. We are currently assessing its impact on our consolidated financial statements. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2025 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The Management Report for the six-month period ended June 30, 2025, should be read in conjunction with the consolidated financial statements for the same period and related notes. The comments and analyses included in the report may contain forward-looking statements and considerations that involve risks and uncertainties - refer to the section "Risks and uncertainties" at the end of this report. For Grifols, the first six months of 2025 are testament of the continued progress on key fronts, including growth, profitability, cash flow generation and deleveraging, while remaining focused on achieving its financial and operational targets. The company is successfully executing on its Value Creation Plan, being on track with the implementation of several initiatives, levering on commercial growth, margin expansion and pipeline execution, enabled by its plasma supply and industrial network, as well as innovation. EVOLUTION OF REVENUES BY BUSINESS UNIT In this context, Grifols’ revenue reached EUR 3,677 million in the first six months of 2025, representing an increase of 7.0% cc1 (+6.8% reported2 ). In the second quarter of the year, revenues were up to EUR 1,891 million, up by +6.6% cc and +4.0% reported mainly driven by the Biopharma business unit. Biopharma Biopharma’s revenues increased by 8.2% cc (+7.9% reported) to EUR 3,154 million in the first six months of the year (+11.8% cc and +11.6% reported on a LFL basis), driven by a strong second quarter of EUR 1,633 million up by +9.6% cc and +6.9% reported. The main growth levers were the solid performance of key proteins in key markets driven by robust underlying demand. Worth noting is the robust sales growth of immunoglobulins, representing around 60% of Biopharma revenues, which grew by 12.5% cc (+17.8%cc LFL), fueled by strong demand for intravenous immunoglobulin (IVIG) and the significant growth of subcutaneous immunoglobulin (SCIG) Xembify® at 66.3% cc. In the first half of 2025, Grifols continued to strengthen its immunoglobulin franchise by focusing its efforts on the fastest-growing immunodeficiency segments, including primary (PID) and secondary (SID) immunodeficiencies, while maintaining its leadership in neurology and intensive care. The company aspires to continue to drive the growth of this franchise while accelerating the expansion and penetration of Xembify® , for which demand continues to increase in geographies quarter-over-quarter. Sales of albumin were down by 3.7% cc in H1’25 and Alpha-1 and specialty proteins were up by 4.8% cc, with the former benefiting from the specialty pharma distributor transition. Diagnostic In the first six months of 2025, Diagnostic recorded revenues of EUR 332 million, increasing by 2.8% cc (+2.8% reported) and of EUR 162 million in the second quarter, up by +0.4% cc (-1.6% reported). Blood typing solutions (+7.1% cc) continued to be the main driver, with growth across main countries, including the U.S., LATAM and EMEA. Bio Supplies Bio Supplies was down by 31.8% cc (-31.5% reported) to EUR 69 million in the first half of the year, affected by a second quarter of EUR 36 million down by -49.3% cc (-50.6% reported). The year represent significant growth in the business through capitalizing on its momentum and maximizing the value of its product portfolio. PLASMA SUPPLY AND COST PER LITER GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the six-month period ended June 30, 2025 40 1 Operating or constant exchange rate (cc) excludes exchange rate variations for the period. 2 Reported includes the impact of foreign exchange rates.

Grifols continues to efficiently manage its plasma supply and reduce its cost per liter (CPL), leading to significant increases in profit margins. Significant effort continues to be placed to meet the increasing demand for products while simultaneously managing inventory levels to effectively grow the business while optimizing consumption of working capital. The improvement QoQ and sequentially throughout the year highlight this. As of June 30, 2025, individualized nomogram has been implemented at a 60% in the U.S. centers and the second wave has kicked-off, which will allow the company to reach 100% adoption by 2026. As a result of this and additional continuous improvement projects, manufacturing yield is higher. The company currently operates the largest private plasma supply network in the world, and continues to progress on its optimization. Approximately one quarter of all donor centers are outside the U.S. This is the largest network of donor centers ex-US within the industry – the recent expansion of donor centers in Egypt through the joint business with Egypt's NSPO (National Service Projects Organization por sus siglas en inglés) and Canada are key to growth supplementing the large number of donor centers in Germany and Eastern EU. FINANCIAL RESULTS In the first half of 2025, gross margin increased to 39.1% (37.8% in PY), mainly driven by strong revenue growth and lower cost per liter of plasma (CPL) as a result of various continuous improvement initiatives. Adjusted EBITDA reached EUR 876 million in the first half of 2025, representing a margin of 23.8% on revenues, improving compared to 23.0% in PY. Reported EBITDA stood at EUR 836 million (22.7% margin). The sequential margin expansion throughout the year is reflected in an adjusted EBITDA of EUR 400 million (22.4% margin) in the first quarter and EUR 475 million (25.1% margin) in the second quarter. This is supported by the growth of Biopharma, cost optimization and operating leverage. The financial result stood at EUR 312 million loss in H1’25, lower compared to the EUR 389 million loss in PY, which contributed to a higher reported net income of EUR 177 million (EUR 36 million in 2024). BALANCE SHEET On June 30, 2025, total assets stood at EUR 19,767 million, compared with EUR 21,405 million as of December 31, 2024. Inventory control, collection, and payment periods Inventories totaled EUR 3,347 million with a turnover of 272 days (294 days in December 2024) due to the progressive impact of the improved cost per liter of plasma in a context of increased supply. Average collection and payment periods remained stable at 37 days (36 days in 2024) and 58 days (61 days in 2024) (all these figures include Biotest except for average payment period). For more information regarding Grifols' supplier payment practices, see the section “Political commitment and activities with advocacy groups” in the Consolidated Non-Financial Information and Sustainability Statement for fiscal year 2024. Working capital management Improvements in working capital management continue to optimize Grifols’ financial structure. As of June 30, 2025, working capital consumption stood at EUR -260 million dragged by receivables and more consumption of inventories in the first quarter. Deleveraging commitment Deleveraging remains a core priority for Grifols, which reiterates its aim of reducing debt on its balance sheet. At the close of June 30, 2025, the debt ratio fell to 4.2x (4.6x in December 2024; under the Credit Agreement, see reconciliations in the Annex) following EBITDA improvements and operating cash flow generation, which stood at EUR 291 million in the first half of 2025 GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the six-month period ended June 30, 2025 41

Evolution of equity On June 30, 2025, shareholder equity totaled EUR 5,260 million. Grifols’ share capital is represented by 426,129,798 ordinary shares (Class A), with a nominal value of EUR 0.25 per share, and 261,425,110 non-voting shares (Class B), with a nominal value of EUR 0.05 per share. Grifols ordinary shares (Class A) are listed on the Spanish Stock Market and form part of the IBEX-35 (GRF) and non-voting shares (Class B) are listed on the Spanish Stock Market (GRF.P). Grifols Class A and B shares are also listed on NASDAQ (GRFS) through ADRs (American Depositary Receipts). CASH FLOWS AND CAPITAL RESOURCES Cash flow generation in the first six months of 2025 is marked by sequential improvement. The robust performance was due to active and efficient management of working capital, including inventory, accounts receivables and payables. Financial discipline in CAPEX spending also contributed. Cash flows from operating activities In H1’25, net cash flows from operating activities continued their positive trend fueled by solid business performance and the effective implementation of the operational improvement plan announced at the onset of 2024. Operating cash flows reached EUR 291 million (EUR 88 million in H1’24). Cash flow from investing activities Net cash flows consumed from investment activities totaled EUR -305 million (EUR 1,261 million in H1’24), the most significant of which was capital expenditures (CAPEX). These were focused primarily on Biopharma’s new production facilities, of note investments in the plasma fractionation, immunoglobulin purification and albumin plants in Montreal (Canada), as well as in the new albumin plant in Dublin. Cash flow from financing activities Cash flow from financing activities totaled EUR -315 million (EUR 225 million in H1’24). Capital resources and credit ratings On June 30, 2025, Grifols’ net financial debt was EUR 7,992 million, excluding the impact of IFRS 163 . In the first six months of 2025, the company has continued to actively reduce its leverage ratio mainly organically through EBITDA improvement. Net financial debt to EBITDA ratio stood at 4.2x (4.6x as of December 31, 2024) in accordance with the Credit Agreement (see Annex for reconciliation). Furthermore, Grifols continued to optimize its financial structure. At the close of this report, close to 75% of Grifols’ debt is linked to fixed interest rates. While there are no significant debt maturities before May 2027 and no periodic financial covenants, this financial structure lessens the impact of interest rate rises. CAPITAL EXPENDITURES (CAPEX) Grifols advanced its capital investment plan to expand and improve the production facilities of its business units. The company has notably optimized its CAPEX resource allocations considering the investments already made in recent years. In 2024, capital expenditures related to PP&E additions stood at EUR 123 million (EUR 260 million as of December 31, 2024). Prior investments have well positioned the company to satisfy its growth and expansion. GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the six-month period ended June 30, 2025 42 3 On June 30, 2025, the impact of the application of IFRS 16 on debt is EUR 1,089 million

CORPORATE TRANSACTIONS AND ACQUISITIONS Grifols successfully completes Biotest delisting In June, Grifols completed the delisting of its German subsidiary Biotest AG, after increasing its stake in Biotest’s share capital to 80.32%. The transaction entailed the acquisition of 416,922 ordinary shares, at 43,00 euros per share, and 3,002,804 preferred shares, at 30,00 euros per share, for a total cost of 108 million euros. As a result, Grifols significantly increases its stake in Biotest AG, to 99.25% of the voting rights and 61.40% of the preferred shares. Acquisition of ImmunoTek plasma centers As a result of the collaboration agreement signed with ImmunoTek GH, LLC, Grifols acquired seven silos on April 1, 2024, and seven silos on July 1, 2024, one silo for each plasma center, for $134,902 thousand and $130,956 thousand, respectively. These transactions meant that Grifols obtained control of the 14 centers on their acquisition date in 2024, which had previously been considered part of a joint operation (Groups 1 and 2). In accordance with the provisions of the agreements in force between Grifols Bio North America LLC (“GBNA”) and Immunotek GH LLC, effective January 2, 2025, GBNA acquired a group of eight plasma collection centers in the US (the “Group 3 Centers”) from Immunotek for a total net amount of approximately $78,888 thousand. Furthermore, although the Collaboration Agreement with Immunotek provided that the acquisition of the Group 4 Centers would take place in January 2026, in response to the strategic decision to optimize operational efficiency, Immunotek and Grifols signed an amendment to the Collaboration Agreement with Immunotek then in force, pursuant to which, effective February 3, 2025, GBNA acquired the last six plasma collection centers in the US from Immunotek for a purchase price of approximately $62,428 thousand, with payment of the price deferred until January 2, 2026. See Note 3 of the Condensed Consolidated Interim Financial Statements for further information. CORPORATE GOVERNANCE Appointment of Montse Ribas as Chief Communications and Reputation Officer to strengthen the company's global reputation In April, Grifols named Montse Ribas Chief Communications and Reputation Officer. This appointment represents a strategic move which seeks to expand the company's awareness and further enhance its global reputation. As Chief Communications and Reputation Officer, Montse Ribas will prioritize strengthening trust with stakeholders and underscoring the company's excellence and vision. Her responsibilities include global communications and reputation management, as well as the definition and implementation of the strategy for institutional relations. Anne-Catherine Berner appointed as new Grifols Chair In June, Grifols appointed Anne-Catherine Berner as the new non-executive Chair of Grifols after its 2025 Annual Shareholders’ Meeting. The newly appointed Chair succeeds outgoing Chairman, Thomas Glanzmann, who after two decades of dedication and commitment to the company did not stand for reelection. AGREEMENTS Collaboration with startup FcR Therapeutics to develop recombinant therapies for autoimmune diseases In February, Grifols announced that it is collaborating with a biotechnology startup, FcR Therapeutics, to develop recombinant nanobodies to treat autoimmune diseases. Grifols is helping seed the work of FcR Therapeutics, based in Utrecht, the Netherlands, in addition to contributing its vast knowledge of immunoglobulins, the human immune system and recombinant proteins. GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the six-month period ended June 30, 2025 43

Joining forces with Inpeco to deliver transfusion medicine ‘lab of the future’ In March, Grifols announced that it is strategic agreement with Inpeco, a global leader in total laboratory automation technologies, to provide transfusion medicine labs with complete, tailored instrumentation, robotics and software capabilities to modernize their operations and make them more efficient. As part of their collaboration, the two companies are exploring areas in which their combined engineering expertise could deliver more value to transfusion medicine laboratories, which could include technologies that focus on sample pooling, analysis and transport. Partnership with IBL International to develop advanced biomarker panels for unique clinical diagnostics platform In April, Grifols announced it will expand its offer in clinical diagnostics through a strategic partnership with IBL International GmbH, a leader in specialty diagnostics. Together the two companies aim to change the clinical diagnostics landscape. Their collaboration will provide clinical laboratories with Grifols’ highly sensitive multiplexing instrumentation running IBL’s assays customized exclusively for the Grifols platform. INNOVATION Submission of Biologics License Application for new fibrinogen solution to U.S. FDA n January, Grifols has submitted a Biologics License Application (BLA) for its new potential fibrinogen treatment to the United States Food and Drug Administration (FDA). The European equivalent, a Marketing Authorization Application (MAA), was submitted for several countries in October 2024. Grifols expects to begin treating patients in Europe starting in the second half of 2025, with rollout in the U.S. planned for the first part of 2026. Pioneering high-tech analysis of plasma bank to detect early signs of Parkinson’s disease In January, Grifols received a grant from The Michael J. Fox Foundation for Parkinson’s Research (MJFF) to identify plasma-based biomarkers that could indicate a person’s likelihood of developing Parkinson’s disease (PD) many years before clinical diagnosis. The initiative, called “Chronos-PD,” could accelerate the discovery of new diagnostic tools as well as the identification and development of novel disease-modifying therapeutics. The $21 million award will fund a pilot study to analyze longitudinal plasma samples covering a period of up to 10 years. This will enable researchers to track how distinct plasma proteins evolve over time in people with PD, which could help establish an early-warning system for the emergence of the disease. Completion of enrollment of second cohort in first-in-human Alpha-1 15% subcutaneous option for treating alpha1- antitrypsin deficiency In February, Grifols finished recruiting the second cohort of its Phase 1/2 study (NCT04722887) evaluating the safety and tolerability of two different doses of Alpha1-Proteinase Inhibitor Subcutaneous (Human) 15% (Alpha-1 15%) as a subcutaneous (SC) option for the treatment of alpha1-antitrypsin (AAT) deficiency, compared to Liquid Alpha1-Proteinase Inhibitor (Human) intravenous (IV). A clearance of IND application for Phase 2 trial of immunoglobulin drops for dry eye disease In May, the United States Food and Drug Administration (FDA) cleared the company’s Investigational New Drug (IND) application to initiate a Phase 2 trial evaluating its immunoglobulin (IG) drops – GRF312 Ophthalmic Solution – for what could become the first-ever ocular surface indication for an IG and a potential new treatment for dry eye disease (DED). Positive fibrinogen phase 3 trial results published in The Lancet’s eClinicalMedicine In June, Grifols announced that the positive Phase 3 study data on its fibrinogen concentrate, BT524, has been published in eClinicalMedicine, a peer-reviewed journal published by The Lancet Discovery Science Suite. The article highlights that the trial met its primary endpoint, demonstrating that treatment with BT524 is non-inferior to standard of care (SOC) with cryoprecipitate or fresh frozen plasma (FFP) in reducing clinically relevant intraoperative bleeding in patients with acquired fibrinogen deficiency (AFD) undergoing planned major spinal or abdominal surgery. GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the six-month period ended June 30, 2025 44

OTHER INFORMATION Treasury stock The transactions carried out with treasury stock during 2024 are set out in the notes to the consolidated financial statements attached to this report. As of June 30, 2025, Class A treasury shares totaled 3,944,430 and Class B treasury shares amounted to 3,844,430 shares. Risks and uncertainties Additionally to the main risks faced by the Group described in Note 30 of the consolidated annual accounts for the year ended December 31, 2024, during the first six months of 2025, the Group has identified new risk factors related to: • Potential tariffs on certain products in specific markets. The vertically integrated structure and the cross-licensing model that the Group presents in many of its locations offer Grifols flexibility and adaptability. • Regulatory changes in the United States that could affect the ability to set sales prices for our medical products, including legislative initiatives such as the One Big Beautiful Bill Act or the Delivering Most-Favored-Nation Prescription Drug Pricing to American Patients Act. To date, according to internal analysis, both risks are not considered to significantly impact the company's financial statements. The Group will continue to monitor the geopolitical environment and evaluate any possible impact of such measures Subsequent events Apart from the subsequent events in Note (22) of the Group's Condensed Consolidated Interim Financial Statements, there are no additional relevant subsequent events that are relevant to add. Foreseeable evolution of the group Building on our strong foundations and clear momentum, Grifols is executing on its Strategic Plan focused on profitable growth, profitability improvement, cash flow generation and disciplined capital allocation to unlock its full potential. Biopharma will continue to be the main growth engine, levering on commercial excellence, margin expansion and pipeline execution, capitalizing on its diversified plasma network and strong innovation. ENVIRONMENT, SOCIAL, AND GOVERNANCE (ESG) ISSUES Promoting sustainability continues to be the cornerstone of Grifols’ long-term business model with environmental, social and corporate governance (ESG) at its core. In its quest for sustainable growth and further strengthening its robust industry status, the company raised its excellence in (ESG) practices. As the company advances its sustainability goals, it remains focused on driving long-term value and making a lasting impact toward a more sustainable, ethical and resilient future for all stakeholders. Key environment initiatives implemented in the first half of 2025 • Start of the design of Grifols' decarbonization plan with a horizon of 2030 and 2050. • Start of the supplier assessment project to achieve the Scope 3 target validated by SBTi for 2030. • Recertification in accordance with the ISO 14001 standard of all certified plants in Spain and US • Validation of the ‘Zero Waste to Landfill’ initiative awarded by Underwriters Laboratories (UL), having achieved 99% of waste not destined for disposal with 8% thermal treatment with energy recovery at the Clayton facilities (Biopharma Business Unit). • Negotiation of PPA contracts in Spain and Ireland for the purchase of carbon-neutral energy. GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the six-month period ended June 30, 2025 45

Net revenue by division and region for the first half of 2025 GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the six-month period ended June 30, 2025 46

ANNEX - NON-GAAP (IFRS-EU) MEASURES RECONCILIATION OR ALTERNATIVE PERFORMANCE MEASURES (APM) To complement the consolidated financial statements presented in accordance with International Financial Reporting Standards (IFRS), Grifols provides the following tables and reconciliations. These tables contain APM measures, which are used in conjunction with financial metrics in accordance with IFRS. Their purpose covers budget setting, business management, operational and financial performance evaluation, as well as comparison with prior periods and competitors. The inclusion of these measures is useful as it allows for analysis and comparison of profitability and solvency across companies and industries, eliminating accounting and financial effects that are not directly related to cash flows. In addition, Grifols presents non-financial measures because they are commonly used by investors, securities analysts, and other market players. These measures complement the analysis of financial performance and should be considered in conjunction with IFRS metrics, not as a replacement for them. The following tables set out the measures and ratios commonly used by Grifols, including their name, purpose and, in the case of ratios, how they are calculated. Alternative Performance Measures Definition Aim / Purpose Revenue at constant currency Reported revenue + variation due to exchange rate impact Excludes fluctuations in the exchange rates of the different currencies in which Grifols reports revenues in order to facilitate to facilitate the comparison between different financial periods and the understanding of their evolution. Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA) or Gross Operating Profit Operating profit + depreciation, amortization and provisions El EBITDA (“Earnings Before Interest, Tax, Depreciation and Amortization”) evaluates operating results without taking into account large expense items that have no impact on cash flows. This metric provides a more accurate and comparable understanding of the company's performance. GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the six-month period ended June 30, 2025 47

EBITDA adjusted Same as above + extraordinary costs - extraordinary revenues For more information about these extraordinary amounts, see reconciliation tables below. More accurately reflects the company's organic performance, including or excluding certain non-recurring amounts, see detail below: - Restructuring costs: in 2023 and 2024 the company incurred a set of extraordinary costs in order to significantly reduce its cost structure following the impact of COVID-19. In this regard, in 2022 the company implemented a comprehensive operational improvement plan ("Operational Improvement Plan") designed to strengthen its competitiveness and create a leaner and more efficient organization. This plan is estimated to achieve annual cost savings of more than 450 million euros. The result of this initiative translates into a significant reduction in the company's total cost base, an improvement in its operating cash flow, and the establishment of a more dynamic and efficient operating model. This is the first time the company has implemented such a plan. These impacts have been considered of a non-recurring nature because it is not a plan that is carried out on an annual basis, as well as for its own extraordinary nature. These costs decrease as 2024 progresses, until they cease to occur in 2025. - Transaction costs: in 2024 transaction costs are related to the strategic transaction in China with Haier Group, through which it will sell approximately a 20% stake in Shanghai RAAS to Haier for approximately USD 1.8 billion. The extraordinary nature of this transaction must be taken into account in the context of the company's leverage. Mainly linked to this, in 2024 we accounted transaction costs of €49m. In 2025, these costs are mainly related to this transaction and with the Biotest delisting. -Impairments: in 2024 it is linked with Biopharma and in 2025 with Biotest. -Biotest Next Level (BNL) project: in 2024 and 2025, this refers to a specific project aimed at increasing Biotest's production capacity in Dreieich, Germany. GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the six-month period ended June 30, 2025 48

It has been decided to adjust the costs strictly related to this project due to the extraordinary and non-recurring nature of this project due to the high investment in terms of operating expenses required to start up the company's production facilities. Failure to adjust for this impact would distort the picture of the company's level of recurring operating expenses. Other Non-Recurring Items: part of these one-offs were related to costs as a consequence of the short-seller attack. EBITDA adjusted 12M EBITDA calculated considering the last 12 months To make comparable periods that do not necessarily coincide with the closing months of the fiscal year. Refer to the term "adjusted" to the immediately preceding point. GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the six-month period ended June 30, 2025 49

EBITDA adjusted as per Credit Agreement Definition established in the Grifols Credit Agreement. defined as net income on a consolidated basis for the Group, plus (i) all financial results, (ii) any losses on ordinary course hedging obligations, (iii) any foreign currency translation, transaction or exchange losses, (iv) any loss of any equity-accounted investee, (v) tax expense, (vi) depreciation, (vii) amortization, write-offs, write-downs, and other non-cash charges, losses and expenses, (viii) impairment of intangibles, (ix) non-recurring losses, (x) transactions costs, (xi) extraordinary, unusual, or non-recurring charges and expenses including transition, restructuring and “carveout” expenses, (xii) any costs and expenses relating to the Issuer’s potential or actual issuance of Equity Interests and (xiii) the amount of cost savings, adjustments, operating expense reductions, operating improvements and synergies, in each case on a “run rate” basis and in connection with acquisitions, investments, restructurings, business optimization projects and other operational changes and initiatives; less (i) interest income, (ii) non-recurring gains, (iii) any income or gains on ordinary course hedging obligations (iv) foreign currency translation, transaction or exchange gains and (v) any income of any equity-accounted investee, in each case, for the last 12 months. Measure used to calculate the leverage ratio. EBIT (Earnings Before Interest and Taxes) Revenue – operating expenses Measures profitability and reflects earnings before interest expense and taxes GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the six-month period ended June 30, 2025 50

Net financial debt as per Credit Agreement Definition established in the Grifols Credit Agreement. Amount by which Grifols's total financial liabilities exceed its total financial assets, including cash and cash equivalents. It excludes the impact of IFRS 16, which specifies how an IFRS reporter will recognize, measure, present and disclose leases. Non-current financial liabilities – Non-recurrent lease liabilities (IFRS16) + Current financial liabilities – Current lease liabilities (IFRS16) – Cash and cash equivalents Measure used to calculate the leverage ratio. Leverage ratio Net financial debt as per Credit Agreement / EBITDA adjusted 12M as per Credit Agreement Measure of the company's ability to repay its debt based on the company's operating income, based on EBITDA, without taking into net financial results, taxes, depreciation and amortization. R&D net investment R&D current expenses in P&L + R&D capitalized – R&D depreciation, amortization and write-offs + R&D CAPEX fixed assets + R&D external A more accurate reflection of the resources that the company is allocating to its research and development activities. Excludes capitalizations and amortizations associated with research and development (R&D) projects. Total PP&E additions Property, Plant and Equipment (PP&E) additions (“Reported CAPEX”) + interest capitalized Breaks down the cash flow that the company invests in its productive capacity, as well as increases in productivity and efficiency in its processes. GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the six-month period ended June 30, 2025 51

Reconciliation of APM to Financial Statements For reconciliation purposes, detailed information is provided below. Net revenues by division reported at constant currency for H1'25 GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the six-month period ended June 30, 2025 52

Reconciliation of other figures for H1'25: • Leverage ratio as per Credit Agreement ◦ Net financial debt as per Credit Agreement ◦ Adjusted EBITDA as per Credit Agreement GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the six-month period ended June 30, 2025 53

◦ Adjusted EBITDA GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the six-month period ended June 30, 2025 54

At their meeting held on 28 July 2025, pursuant to legal requirements, the Directors of Grifols, S.A. authorized for issue the condensed consolidated interim financial statements and consolidated directors’ report for the period from 1 January 2025 to 30 June 2025. Anne-Catherine Berner José Ignacio Abia Buenache Raimon Grifols Roura Non-Executive Chairwoman Chief Executive Officer Board member Víctor Grifols Deu Albert Grifols Coma-Cros Tomás Dagá Gelabert Board member Board member Board member Íñigo Sánchez-Asiaín Mardones Paul S. Herendeen Enriqueta Felip Font Board member Board member Board member Pascal Ravery Montserrat Muñoz Abellana Susana González Rodríguez Board member Board member Board member Núria Martín Barnés Secretary of the Board GRIFOLS, S.A. AND SUBSIDIARIES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  July 30, 2025